Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

DIAMONDBACK ENERGY, INC.,

SIDEWINDER MERGER SUB INC.

and

ENERGEN CORPORATION

Dated as of August 14, 2018

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5.4	Consents	27
5.5	SEC Documents	27
5.6	Absence of Certain Changes or Events	28
5.7	No Undisclosed Liabilities	28
5.8	Information Supplied	28
5.9	Parent Permits; Compliance with Applicable Laws	29
5.10	Compensation; Benefits	29
5.11	Labor Matters	30
5.12	Taxes	31
5.13	Litigation	32
5.14	Intellectual Property	32
5.15	Real Property	33
5.16	Rights-of-Way	33
5.17	Oil and Gas Matters	33
5.18	Environmental Matters	35
5.19	Material Contracts	36
5.20	Derivative Transactions	36
5.21	Insurance	37
5.22	Opinion of Financial Advisor	37
5.23	Brokers	37
5.24	Regulatory Matters	37
5.25	Ownership of Company Common Stock	37
5.26	Business Conduct	38
5.27	No Additional Representations	38

ARTICLE VI COVENANTS AND AGREEMENTS		38

6.1	Conduct of Company Business Pending the Merger	38
6.2	Conduct of Parent Business Pending the Merger	41
6.3	No Solicitation by the Company	43
6.4	No Solicitation by Parent	46
6.5	Preparation of Joint Proxy Statement and Registration Statement	48
6.6	Company Shareholders Meeting and Parent Stockholders Meeting	49
6.7	Access to Information	51
6.8	Regulatory Approvals; Efforts	52
6.9	Employee Matters	53
6.10	Indemnification; Directors’ and Officers’ Insurance	55
6.11	Transaction Litigation	56
6.12	Public Announcements	56
6.13	Advice of Certain Matters; No Control of Business	57
6.14	Section 16 Matters	57
6.15	Listing Application	57
6.16	Tax Matters	57
6.17	Takeover Laws	58
6.18	Obligations of Merger Sub	58
6.19	Cooperation	58

ARTICLE VII CONDITIONS PRECEDENT		58

7.1	Conditions to Each Party’s Obligation to Consummate the Merger	58
7.2	Additional Conditions to Obligations of Parent and Merger Sub	59
7.3	Additional Conditions to Obligations of the Company	59
7.4	Frustration of Closing Conditions	60

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ARTICLE VIII TERMINATION		60

8.1	Termination	60
8.2	Notice of Termination; Effect of Termination	62
8.3	Expenses and Termination Fees	62

ARTICLE IX GENERAL PROVISIONS		64

9.1	Schedule Definitions	64
9.2	Survival	64
9.3	Notices	64
9.4	Rules of Construction	65
9.5	Counterparts	66
9.6	Entire Agreement; Third Party Beneficiaries	67
9.7	Governing Law; Venue; Waiver of Jury Trial	67
9.8	Severability	68
9.9	Assignment	68
9.10	Specific Performance	68
9.11	Amendment	69
9.12	Extension; Waiver	69

Annex A – Certain Definitions

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 14, 2018 (this “Agreement”), by and among Diamondback Energy, Inc., a Delaware corporation (“Parent”), Sidewinder Merger Sub Inc., an Alabama corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Energen Corporation, an Alabama corporation (the “Company”) (each, a “Party” and collectively, the “Parties”).

WHEREAS, the Company, Parent and Merger Sub desire, upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, to effect the Merger (as defined herein);

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and the Company’s shareholders, (ii) adopted and approved this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement be submitted to the holders of Company Common Stock for approval and (iv) recommended that the holders of Company Common Stock approve this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held by unanimous vote, (i) determined that this Agreement and the transactions contemplated hereby, including the issuance of the shares of common stock of Parent, par value $0.01 per share (“Parent Common Stock”), pursuant to this Agreement (the “Parent Stock Issuance”), are fair to, and in the best interests of, Parent’s stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance and (iii) recommended that the holders of Parent Common Stock approve the Parent Stock Issuance;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub and its sole shareholder and (ii) adopted and approved this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, Parent, as the sole shareholder of Merger Sub, has executed and delivered a consent to approve this Agreement, which consent shall become effective promptly following the execution of this Agreement pursuant to Section 10A-2-7.04 of the Alabama Business and Non-Profit Entity Code (the “ABNEC”); and

WHEREAS, for U.S. federal income Tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), and this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of the ABNEC (the “Merger”). As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Alabama as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”).

2.2 Closing.

(a) The closing of the Merger (the “Closing”), shall take place at 8:00 a.m., Central time, on a date that is two (2) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (excluding conditions that, by their nature, are to be satisfied by actions taken at the Closing, but subject to the continuing satisfaction or waiver of all conditions as of the Closing) at the offices of Wachtell, Lipton, Rosen & Katz in New York, New York, or such other time and place as Parent and the Company may agree in writing. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.

(b) As early as practicable on the Closing Date, a certificate of merger prepared and executed in accordance with the relevant provisions of the ABNEC (the “Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Alabama. The Merger shall become effective upon the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Alabama, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”).

2.3 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the ABNEC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all rights, immunities, and franchises of each of the Company and Merger Sub, of a public as well as a private nature, and all debts and obligations due the Company and Merger, shall be taken and deemed to be transferred and vested in the Surviving Corporation, and the Surviving Corporation shall be responsible and liable for all of the liabilities and obligations of the Company and Merger Sub.

2.4 Organizational Documents of the Surviving Corporation. At and following the Effective Time, (a) the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall remain the certificate of incorporation of the Surviving Corporation and (b) the bylaws of the Company in effect immediately prior to the Effective Time shall remain the bylaws of the Surviving Corporation, in each case, until thereafter amended (subject to Section 6.10(b)) as provided therein or as provided by applicable Law.

2.5 Directors and Officers of the Surviving Corporation.

(a) (i) The Company shall use reasonable best efforts to obtain the resignations, conditioned and automatically effective upon the occurrence of the Effective Time, of each of its directors in office as of immediately prior to the Effective Time and (ii) Parent, as sole shareholder of the Surviving Corporation, shall fill the resulting vacancies on the board of directors of the Surviving Corporation with the directors of Merger Sub and/or such other persons as Parent shall select, each to serve until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND

MERGER SUB; EXCHANGE

3.1 Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any securities of Parent, Merger Sub or the Company:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Capital Stock of the Company.

(i) Subject to the other provisions of this Article III, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any Cancelled Shares and any Dissenting Shares), including for the avoidance of doubt any shares of Company Common Stock outstanding immediately prior to the Effective Time whose prior restrictions have lapsed pursuant to Section 3.2 and any Company Common Stock held in the trust funding the Company’s 1997 Deferred Compensation Plan, shall be converted into the right to receive from Parent 0.6442 (the “Exchange Ratio”) of a validly issued, fully-paid and nonassessable share of Parent Common Stock (the shares of Parent Common Stock issuable pursuant to this Section 3.1(b)(i), together with cash payable pursuant to Section 3.3(h), the “Merger Consideration”).

(ii) All such shares of Company Common Stock, when so converted pursuant to Section 3.1(b)(i), shall automatically be canceled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time (other than shares of Company Common Stock described in Section 3.1(b)(iii)) shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any dividends or other distributions in accordance with Section 3.3(g) and (C) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), in each case to be issued or paid in consideration therefor upon the surrender of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3.

(iii) All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub immediately prior to the Effective Time and, in each case, not held on behalf of third parties (the “Cancelled Shares”) shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor.

(c) Impact of Stock Splits, Etc. Without limiting the parties’ respective obligations under Section 6.1 and Section 6.2, in the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be used to calculate the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c).

3.2 Treatment of Company Equity Awards.

(a) Company Options. At the Effective Time, each option to purchase shares of Company Common Stock (a “Company Option”) that is outstanding immediately prior to the Effective Time shall be converted into a fully vested option (a “Parent Option”) to purchase (i) that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (A) the total number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, (ii) at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of Company Common Stock of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio. Except as otherwise provided in this Section 3.2(a), each such Parent Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Option immediately prior to the Effective Time.

(b) Company SARs. At the Effective Time, each stock appreciation right in respect of shares of Company Common Stock (a “Company SAR”) that is outstanding immediately prior to the Effective Time shall be converted into a fully vested stock appreciation right (a “Parent SAR”) in respect of (i) that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (A) the total number of shares of Company Common Stock subject to such Company SAR immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, (ii) at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of Company Common Stock of such Company SAR immediately prior to the Effective Time divided by (B) the Exchange Ratio. Except as otherwise provided in this Section 3.2(b), each such Parent SAR shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company SAR immediately prior to the Effective Time.

(c) Company RSU Awards. At the Effective Time, each time-vesting restricted stock unit award in respect of shares of Company Common Stock that is outstanding immediately prior to the Effective Time (a “Company RSU Award”) shall be converted into an award of restricted stock units (a “Parent RSU Award”) in respect of that number of whole shares of Parent Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as otherwise provided in this Section 3.2(c), each such Parent RSU Award shall continue to have, and shall be subject to, the same terms and conditions (including with respect to vesting and dividend equivalents) as applied to the corresponding Company RSU Award immediately prior to the Effective Time.

(d) Accelerating Company Performance Share Awards. At the Effective Time, each performance share award in respect of shares of Company Common Stock that is outstanding immediately prior to the Effective Time (a “Company Performance Share Award” that is subject to a performance period that is scheduled to terminate on December 31, 2018 (an “Accelerating Company Performance Share Award”) shall fully vest (with any performance-based vesting condition applicable to such Accelerating Company Performance Share Award deemed to have been achieved at the greater of the target level and the actual level of performance as of the Effective Time, as determined by the Compensation Committee of the Company Board prior to the Effective Time consistent with Schedule 6.1(b) of the Company Disclosure Letter) and shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Company Common Stock underlying such Accelerating Company Performance Share Award, less applicable employment and withholding tax. The Surviving Corporation shall issue the consideration described in this Section 3.2(d) (together with any accrued but unpaid dividend equivalents corresponding to the Accelerating Company Performance Share Awards that vest in accordance with this Section 3.2(d) as well as accrued but unpaid dividend equivalents in respect of any dividends paid on shares of Parent Common Stock between the Effective Time and the date the Merger Consideration is delivered in accordance with this Section 3.2(d)), less applicable tax withholdings, within five (5) Business Days following the Closing Date.

(e) Rollover Company Performance Share Awards. At the Effective Time, each Company Performance Share Award that is outstanding immediately prior to the Effective Time (other than an Accelerating Company Performance Share Award) shall be converted into a Parent RSU Award in respect of that number of whole shares of Parent Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Performance Share Award immediately prior to the Effective Time (with any performance-based vesting condition applicable to such Company Performance Share Award deemed to have been achieved at the greater of the target level and the actual level of performance as of the Effective Time, as determined by the Compensation Committee of the Company Board prior to the Effective Time consistent with Schedule 6.1(b) of the Company Disclosure Letter) multiplied by (ii) the Exchange Ratio. Each such Parent RSU Award shall be subject solely to time-based vesting over the originally scheduled vesting period of the corresponding Company Performance Share Award. Except as otherwise provided in this Section 3.2(e), each such Parent RSU Award shall continue to have, and shall be subject to, the same terms and conditions (including with respect to time-based vesting and dividend equivalents) as applied to the corresponding Company Performance Share Award immediately prior to the Effective Time.

(f) Company Actions. Prior to the Effective Time, the Company Board and/or the Compensation Committee of the Company Board shall adopt resolutions approving the treatment of the Company Performance Share Awards, Company Options, Company SARs, Company RSU Awards and Company Performance Share Awards (collectively, the “Company Equity Awards”) pursuant to the terms of this Section 3.2.

(g) Parent Actions. Parent shall take all corporate action necessary to issue a sufficient number of shares of Parent Common Stock with respect to the settlement of Company Equity Awards contemplated by this Section 3.2. Effective as of the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form, including a Form S-1 or Form S-3 in the case of awards held by or in respect of former employees and service providers of the Company) with respect to the shares of Parent Common Stock subject to such awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

3.3 Payment for Securities; Exchange.

(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall enter into, or cause Merger Sub to enter into, an agreement with the Company’s transfer agent, or another firm reasonably acceptable to the Company and Parent, to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and cash sufficient to pay cash in lieu of fractional shares, pursuant to Section 3.3(h) to which such holders shall become entitled pursuant to this Article III. On the Closing Date and prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the former holders of shares of Company Common Stock, for issuance in accordance with this Article III through the Exchange Agent, the number of shares of Parent Common Stock issuable to the holders of Company Common Stock outstanding immediately prior to the Effective Time pursuant to Section 3.1. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(g) and to make payments in lieu of fractional shares pursuant to Section 3.3(h). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.3(a) and Sections 3.3(g) and 3.3(h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(h) and any dividends or other distributions in accordance with Section 3.3(g)) shall hereinafter be referred to as the “Exchange Fund.” The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares for the Merger Consideration. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund.

(b) Payment Procedures.

(i) As soon as practicable after the Effective Time, but in no event more than two (2) Business Days after the Closing Date, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of (A) shares represented by a certificate or certificates that immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) or (B) shares of Company Common Stock represented by book-entry (“Book-Entry Shares”), in each case, which shares were converted into the right to receive the Merger Consideration at the Effective Time, a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration set forth in Section 3.1(b)(i).

(ii) Upon surrender to the Exchange Agent of a Certificate or Book-Entry Shares, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g). No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares. If payment of the Merger Consideration is to be made to a Person other than the record holder of such shares of Company Common Stock, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of Parent that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 3.3(b)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of such shares of Company Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).

(c) Termination of Rights. All Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h)) paid upon the surrender of and in exchange for shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares evidencing shares of Company Common Stock described in Section 3.1(b)(iii)), any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g), without any interest thereon.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former shareholders of the Company on the one hundred eightieth (180th) day after the Closing Date shall be delivered to Parent, upon demand, and any former common shareholders of the Company who have not theretofore received the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 3.3(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to Parent for payment of their claim for such amounts.

(e) No Liability. None of the Surviving Corporation, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen, or Destroyed Certificates. If any Certificate (other than a Certificate evidencing shares of Company Common Stock described in Section 3.1(b)(iii)) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g).

(g) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Shares and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate or Book-Entry Shares in accordance with this Section 3.3. Following surrender of any such Certificate or Book-Entry Shares, there shall be paid to such holder of whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but with a subsequent payment date with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h) No Fractional Shares of Parent Common Stock. No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the volume weighted average price of Parent Common Stock for the five consecutive trading days ending on the date that is two (2) Business Days prior to the Closing Date as reported by The Wall Street Journal. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder), the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

(i) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Company, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Tax Laws. To the extent that any amounts are so deducted or withheld and paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

3.4 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to dissent and properly perfects such Person’s dissenters’ rights of appraisal with respect to such shares of Company Common Stock (the “Dissenting Shares”) pursuant to, and who complies in all respects with, Section 10A-2-13.01 et seq. of the ABNEC (the “ABNEC Article 13”) shall not be converted into shares of Parent Common Stock as provided in Section 3.1(b)(i), but rather the holders of Dissenting Shares shall be entitled to payment of the “fair value” (as defined in ABNEC Article 13) of such Dissenting Shares plus accrued interest in accordance with ABNEC Article 13; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to dissent under ABNEC Article 13, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and shall have become exchangeable solely for the right to receive, shares of Parent Common Stock as provided in Section 3.1(b)(i). The Company shall serve prompt written notice to Parent of any demand received by the Company from a holder of shares of Company Common Stock pursuant to Section 13.21 of ABNEC Article 13, and Parent shall have the right to participate in all negotiations and proceedings with respect to any such demand. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), make any payment with respect to, or settle or offer to settle, any such demands, or waive any failure by any holder of Company Common Stock to timely deliver a written demand for appraisal or the taking of any other action by any such holder as may be necessary to perfect appraisal rights under the ABNEC, or agree to do any of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents filed prior to the date hereof (including all exhibits and schedules thereto and documents incorporated by reference therein and excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), the Company represents and warrants to Parent and Merger Sub as follows:

4.1 Organization, Standing and Power. The Company a corporation duly organized, validly existing and in good standing under the Laws of the State of Alabama, with all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power or authority does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). The Company is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power or authority does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of the Organizational Documents of the Company and each of its Subsidiaries that is, as of the date of this Agreement, a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X (in each case, as amended prior to the date of this Agreement).

4.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 150,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on August 13, 2018: (A) 97,559,685 shares of Company Common Stock were issued and outstanding, which includes 77,820 shares of Company Common Stock held in trust to fund obligations under the Company’s 1997 Deferred Compensation Plan; (B) 3,271,612 shares of Company Common Stock were treasury stock; (C) 561,302 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Company Options; (D) 390,874 shares of Company Common Stock were reserved for issuance upon the settlement of outstanding Company RSU Awards; (E) 444,861 shares of Company Common Stock (assuming satisfaction of performance goals at the target level) or 889,722 shares of Company Common Stock (assuming satisfaction of performance goals at the maximum level) were reserved for issuance upon the settlement of outstanding Company Performance Share Awards; (F) zero shares of Company Preferred Stock were issued and outstanding; and (G) 2,139,757 shares of Company Common Stock were reserved for issuance for future awards pursuant to the Company Equity Plans (assuming satisfaction of performance goals in respect of existing Company Performance Share Awards at the target level). At the close of business on August 13, 2018, Company SARs (all of which are cash-settled) in respect of 151,820 shares of Company Common Stock were issued and outstanding. Except as set forth in this Section 4.2, and except for changes since the close of business on August 13, 2018 resulting from stock grants or other awards granted in accordance with Section 6.1(b) or the exercise of stock options (and the issuance of shares thereunder) or settlement of equity awards, in each case, outstanding as of such date, there are outstanding: (i) no shares of Company Capital Stock, (ii) no Voting Debt or other voting securities or equity of the Company, (iii) no options, subscriptions, warrants, calls, or other rights (including preemptive rights) to subscribe for, purchase, or acquire shares of Company Capital Stock or Voting Debt or other voting or equity securities of the Company or any Subsidiary or securities convertible into or exchangeable or exercisable for shares of Company Capital Stock or Voting Debt or other voting or equity securities of the Company or such Subsidiary, (iv) no equity appreciation, phantom equity, stock unit, profit participation, cash-settled equity equivalents or awards, equity-based performance (including of the type set forth in the previous sentence) or other similar rights in respect of Company Capital Stock, and (v) no other commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound that would (A) obligate the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting or equity securities of the Company or any of its Subsidiaries, (B) obligate the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement or (C) obligate Parent to issue additional shares of Parent Common Stock at the Effective Time pursuant to the terms of this Agreement (including pursuant to Section 3.1 and Section 3.2). The initial paragraph of this Article IV notwithstanding, the parties agree that nothing disclosed in any Company SEC Documents shall modify, qualify, or otherwise constitute an exception to this Section 4.2(a).

(b) All outstanding shares of Company Common Stock have been duly authorized, are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts (including the Company Equity Plans). All outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company that are owned by the Company, or a direct or indirect owned Subsidiary of the Company, have been duly authorized, are validly issued, fully paid and non-assessable and are not subject to preemptive rights and are free and clear of all Encumbrances, except for Permitted Encumbrances. There are not any shareholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of the Company Capital Stock or other voting securities of the Company or any of its Subsidiaries. The Company and its Subsidiaries have no (i) material joint venture or other similar material equity interests in any Person other than its Subsidiaries or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries. The Company owns, directly or indirectly, all of the equity interests of its Subsidiaries.

(c) Schedule 4.2(c) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of (i) each Company Equity Award, (ii) the name of each Company Equity Award holder, (iii) the number of shares of Company Common Stock underlying each Company Equity Award (assuming satisfaction of performance conditions at both the target and maximum levels), (iv) the date on which each Company Equity Award was granted, (v) the expiration date of each Company Equity Award, if applicable and (vi) the vesting schedule applicable to each Equity Award. All Company Equity Awards were (A) granted in accordance with the terms of the applicable Company Equity Plan and in material compliance with the Exchange Act, all other applicable Laws and rules of the NYSE and (B) properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Laws.

4.3 Authority; No Violations; Consents and Approvals.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, perform its obligations hereunder and to consummate the Transactions, subject, with respect to consummation of the Merger, to the Company Shareholder Approval. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, with respect to consummation of the Merger, to the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, unanimously: (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and the Company’s shareholders, (ii) adopted and approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) directed that this Agreement be submitted to the holders of Company Common Stock for approval and (iv) recommended that the holders of Company Common Stock approve this Agreement and the transactions contemplated hereby, including the Merger (such recommendation described in clause (iv), the “Company Board Recommendation”). The Company Shareholder Approval is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the Merger.

(b) The execution, delivery and performance of this Agreement does not, and (assuming the Company Approvals are duly and timely obtained) the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company (assuming that the Company Shareholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time, or both, require any notice, consent or approval under, result in a violation of, a termination (or right of termination) of, or default under, or the creation or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any Company Contract or material Company Permit, or (iii) assuming the Company Approvals are duly and timely obtained or made and the Company Shareholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, solely in the case of clause (iii), any such contraventions, conflicts, or violations that do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.4 Consents. No Consent from, order of, or registration, declaration, notice or filing with, or permit from, any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a joint proxy statement in preliminary and definitive form (including any amendments or supplements, the “Joint Proxy Statement”) relating to the meeting of the shareholders of the Company to consider the approval of this Agreement (including any postponement, adjournment or recess thereof, the “Company Shareholders Meeting”) and the Parent Stockholders Meeting and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Alabama; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent, order, registration, declaration, notice, filing or permit that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (collectively, the “Company Approvals”).

4.5 SEC Documents; Financial Statements.

(a) Since January 1, 2017, the Company has timely filed or furnished with the SEC all forms, reports, schedules and statements (in each case, including all appropriate exhibits and schedules thereto) required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, schedules and statements, collectively, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) with respect to the Company SEC Documents and the statements contained in any such certifications were true and correct as of the date such certifications were made. As of the date hereof, neither the Company nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. As of the date hereof, there are no outstanding or unresolved comments received by the Company from the SEC with respect to any of the Company SEC Documents. As of the date hereof, to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation.

(b) The audited consolidated financial statements and unaudited interim consolidated financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

(c) The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act), which are effective (as such term is used in Rule 13a-15(b) of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities in connection with the reports it files under the Exchange Act.

4.6 Absence of Certain Changes or Events.

(a) Since June 30, 2018, there has not been any Company Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, had or would reasonably be expected to have a Company Material Adverse Effect.

(b) From June 30, 2018, through the date of this Agreement, (i) the Company and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Company Oil and Gas Properties, whether or not covered by insurance, and (iii) except as set forth in Schedule 4.6(b) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries has undertaken any action that would require the consent of Parent pursuant to Section 6.1(b)(i), (iii), (iv), (v), (vi), (vii) or (x).

4.7 No Undisclosed Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities with respect to which reserves, if applicable, have been provided in accordance with GAAP on the balance sheet of the Company dated as of June 30, 2018 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the three (3)-months ended June 30, 2018, (b) liabilities incurred in the ordinary course of business consistent with past practice subsequent to June 30, 2018; (c) liabilities incurred in connection with the Transactions and/or as permitted by this Agreement; (d) liabilities not required to be presented on the face of or in the notes to an unaudited interim balance sheet prepared in accordance with GAAP; and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.8 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to shareholders of the Company and to stockholders of Parent and at the time of the Company Shareholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

4.9 Company Permits; Compliance with Applicable Law. The Company and its Subsidiaries hold, and at all times since January 1, 2017 have held, all permits, licenses, certificates, registrations, consents, authorizations, variances, exemptions, certificates, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses (the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The businesses of the Company and its Subsidiaries are currently being conducted, and at all times since January 1, 2017 have been conducted, in compliance with all applicable Laws, except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened in writing (or, to the knowledge of the Company, threatened orally), other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.10 Compensation; Benefits.

(a) Schedule 4.10(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, the Company or any of its Subsidiaries for the benefit of any current or former employee or director of the Company or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.

(b) The Company has heretofore made available to Parent true and complete copies of (i) each material Company Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description required under ERISA with respect to such Company Benefit Plan, (B) the two most recent annual reports (Forms 5500), (C) the most recently received determination, opinion or advisory letter from the Internal Revenue Service relating to such Company Benefit Plan, and (D) the most recently prepared actuarial report for each Company Benefit Plan.

(c) Each Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except for such noncompliance that does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d) The Internal Revenue Service has issued a favorable determination, opinion or advisory letter with respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”) and the related trust, and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust.

(e) No Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. During the immediately preceding six (6) years, no Controlled Group Liability has been incurred by the Company or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of the Company, no condition exists that presents a material risk to the Company or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, or (iv) as a result of a failure to comply with the continuing coverage requirements of Section 601 et. seq. of ERISA and Section 4980B of the Code. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(f) None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”).

(g) Neither the Company nor any of its Subsidiaries sponsors any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their beneficiaries or dependents, except as required by Section 4980B of the Code.

(h) All contributions required to be made to any Company Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company, except as, either individually or in the aggregate, would not reasonably be expected to result in any liability that would be material to the Company and its Subsidiaries taken as a whole.

(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of the Company, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Company

Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any liability that would be material to the Company and its Subsidiaries taken as a whole.

(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause the vesting, exercisability or delivery of, cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (ii) increase in the amount or value of, any payment, right or other benefit to any employee or director of the Company or any of its Subsidiaries, (iii) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust, or (iv) except as set forth in Schedule 4.10(j) of the Company Disclosure Letter, result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations §1.280G-1) that would, or would reasonably be expected to, individually or in combination with any other payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(k) Neither the Company nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).

(l) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan subject to the Laws of any jurisdiction outside of the United States (i) has been maintained in all respects in accordance with all applicable requirements; (ii) that is intended to qualify for special Tax treatment meet all requirements for such treatment; and (iii) that is intended to be funded and/or book reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

4.11 Labor Matters.

(a) There are no pending or, to the knowledge of the Company, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries, and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company and its Subsidiaries.

(b) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are, and since January 1, 2017 have been, in compliance in all material respects with all applicable Laws respecting employment and employment or labor practices (including but not limited to all applicable Laws relating to wages, hours, child labor, collective bargaining, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, civil rights, classification of employees, classification of service providers as employees and/or independent contractors, affirmative action, safety and health, workers’ compensation, immigration, pay equity and the collection and payment of withholding or social security), and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee, current or former independent contractor or by any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment or service, wrongful termination of employment or service, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment or service relationship, other than any such matters described in this sentence.

(c) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2017, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation or been subject to such an investigation, in each case, with respect to Parent or any of its Subsidiaries.

4.12 Taxes.

(a) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) (A) All Tax Returns required to be filed (taking into account extensions of time for filing) by the Company or any of its Subsidiaries have been timely filed with the appropriate Taxing Authority, and all such Tax Returns are true, correct and complete, and (B) all Taxes that are due and payable by the Company or any of its Subsidiaries (including Taxes required to be withheld from payments to employees, creditors, shareholders or other Persons) have been paid in full (other than, in the case of clause (B), with respect to matters being contested in good faith by appropriate proceedings or for which adequate reserves have been established in accordance with GAAP in the financial statements included in SEC Documents).

(ii) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any of its Subsidiaries.

(iii) There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity except for any such claim, assessment or deficiency for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents.

(iv) There are no disputes, audits, examinations, investigations or Proceedings pending or threatened in writing in respect of any Taxes or Tax Returns of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes, in each case, other than in respect of matters for which adequate reserves have been established, in accordance with GAAP in the financial statements included in SEC Documents.

(v) There are no Encumbrances for Taxes on any property of the Company or any of its Subsidiaries other than Permitted Encumbrances.

(vi) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (i) any contract or arrangement solely among the Company and/or any of its Subsidiaries, or (ii) any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business (e.g., leases, credit agreements or other commercial agreements)). Neither the Company nor any of its Subsidiaries has (i) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries) or (ii) any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(vii) Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority that will be binding on it for any taxable period beginning on or after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(viii) Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

(b) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(c) After reasonable diligence, neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(d) Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 4.12, to the extent relating to Taxes or Tax matters, Section 4.5(b), and, to the extent expressly referring to Code sections, Section 4.10 are the sole and exclusive representations of the Company with respect to Taxes and Tax matters.

4.13 Litigation. Except for such matters as do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or threatened in writing (or, to the knowledge of the Company, threatened orally) against the Company or any of its Subsidiaries or any of the Company Oil and Gas Properties or (b) judgment, decree, injunction, ruling, writ, stipulation, determination, award or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.

4.14 Intellectual Property.

(a) The Company and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe upon or misappropriate, or otherwise violate, any Intellectual Property of any other Person, except for such matters that does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company IT Systems (i) are sufficient for the current needs of the businesses of the Company and its Subsidiaries; (ii) have not malfunctioned or failed within the past three years and (iii) to the knowledge of the Company, are free from any malicious code.

(c) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) the Company and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by the Company or its Subsidiaries; and (ii) to the knowledge of the Company, there has been no unauthorized access to or unauthorized use of any Company IT Systems, Personal Information or trade secrets owned or held for use by the Company or its Subsidiaries.

4.15 Real Property. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and with respect to clauses (a) and (b), except with respect to any of the Company’s Oil and Gas Properties, (a) the Company and its Subsidiaries have good, valid and defensible title to all material real property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) to the knowledge of the Company is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease and (c) there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain proceedings that affect any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property.

4.16 Rights-of-Way. Each of the Company and its Subsidiaries has such consents, easements, rights-of-way, fee assets, permits and licenses from each Person (collectively, “Rights-of-Way”) as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained in any Company SEC Document, except for such Rights-of-Way the absence of which does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are subject to Rights-of-Way, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.17 Oil and Gas Matters.

(a) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the dates of the reserve report prepared by Ryder Scott Company, L.P. (in such capacity, the “Company Independent Petroleum Engineers”) relating to the Company interests referred to therein as of December 31, 2017 (the “Company Reserve Report”) or (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of, as of the date hereof, the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report (the “Company Oil and Gas Properties”) and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing), beneficially or of record, to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (i) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (ii) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report for such Oil and Gas Properties (other than any increases that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties) and (iii) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except for any such matters that, individually or in the aggregate, do not have and would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by or on behalf of the Company or its Subsidiaries to the Company Independent Petroleum Engineers relating to the Company interests referred to in the Company Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, do not have and would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases that are a part of the Company Oil and Gas Properties (“Company Oil and Gas Leases”) have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Company Oil and Gas Properties have been timely and properly paid, (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any action that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Company Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Company Oil and Gas Lease) included in the Company Oil and Gas Properties.

(d) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Company Oil and Gas Properties are being received by such selling entities in a timely manner and no proceeds from the sale of Hydrocarbons produced from any such Company Oil and Gas Properties are being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person or individual) for any reason other than (i) as reported in the Company SEC Documents or (ii) awaiting preparation and approval of division order title opinions for recently drilled Wells. Neither Company nor its Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by the Company or any of its Subsidiaries related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, consent, tag-along or similar right that would become operative as a result of the Transactions.

(g) Except as does not have and would not reasonably be expected to have a Company Material Adverse Effect, to the Company’s knowledge, (a) there are no wells that constitute a part of the Company Oil and Gas Properties in respect of which the Company has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such well(s) be temporarily or permanently plugged and abandoned; and (b) all wells drilled by the Company or any of its Subsidiaries are either (i) in use for purposes of production, injection or water sourcing, (ii) suspended or temporarily abandoned in accordance with applicable Law, or (iii) permanently plugged and abandoned in accordance with applicable Law.

4.18 Environmental Matters.

(a) Except for those matters that do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) the Company and its Subsidiaries and their respective operations and assets are, and at all times since January 1, 2017 have been, in compliance with Environmental Laws;

(ii) as of the date of this Agreement, the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened Proceeding, judgment, decree, injunction, ruling or order related to Environmental Laws;

(iii) (A) there have been no Releases of Hazardous Substances at any property currently or, to the knowledge of the Company, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries, or, to the knowledge of the Company, by any predecessors of the Company or any Subsidiary of the Company, which Releases have resulted or are reasonably likely to result in liability to the Company or its Subsidiaries under Environmental Law, (B) neither the Company nor any of its Subsidiaries has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or Released any Hazardous Substances in a manner that has resulted or is reasonably likely to result in liability to the Company or its Subsidiaries under Environmental Law, and (C) neither the Company nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws, including any liability or obligation with respect to the investigation, remediation, removal or monitoring of the Release of any Hazardous Substances at or from any property currently or formerly owned, operated, or otherwise used by the Company, or at or from any off-site location where Hazardous Substances from the Company’s operations have been sent for treatment, disposal storage or handling; and

(iv) there have been no environmental investigations, studies, audits, or other analyses conducted during the past three (3) years by or on behalf of, or that are in the possession of, the Company or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Parent prior to the date hereof.

(b) Except as expressly set forth in this Section 4.18 and except for the representations and warranties relating to the Company Permits as expressly set forth in Section 4.9, neither the Company nor its Subsidiaries make any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Law.

4.19 Material Contracts.

(a) Schedule 4.19 of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of each of the following agreements to which or by which the Company or any Subsidiary of the Company is a party or to which their respective properties or assets is otherwise bound (but excluding any Company Benefit Plan):

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of $15,000,000;

(iii) each contract that creates, evidences, secures, guarantees or otherwise relates to (A) Indebtedness for borrowed money in any amount or (B) other Indebtedness of the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $15,000,000, other than agreements solely between or among the Company and its Subsidiaries;

(iv) each contract for lease of personal property or real property (including Oil and Gas Properties) involving annual payments in excess of $15,000,000 that is not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within sixty (60) days, other than contracts related to drilling rigs;

(v) each contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of Parent becoming an Affiliate of the Company as a result of the Transactions, would by its terms (A) materially restrict the ability of Parent or any of its Subsidiaries (including the Company and its Subsidiaries following the Closing) to (x) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (y) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties or (B) could require the disposition of any material assets or line of business of Parent or any of its Subsidiaries (including the Company and its Subsidiaries following the Effective Time);

(vi) each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company or its Subsidiaries, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(vii) each contract for any Derivative Transaction (including, for the avoidance of doubt, a summary of the material terms of each confirmation with respect thereto setting forth the counterparty, trade date, product, price, term and notional amounts or volumes);

(viii) each partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Company Oil and Gas Properties;

(ix) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring the Company or any of its Subsidiaries to make annual expenditures in excess of $15,000,000 during the twelve (12)-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(x) any contract that (A) provides for the sale by the Company or any of its Subsidiaries of Hydrocarbons (1) in excess of 10,000 barrels of oil equivalent of Hydrocarbons per day over a period of one (1) month (calculated on a yearly average basis) or (2) for a term greater than ten (10) years and (B) has a remaining term of greater than sixty (60) days and does not allow the Company or such Subsidiary to terminate it without penalty to the Company or such Subsidiary within sixty (60) days;

(xi) each agreement that contains any “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Company Oil and Gas Properties, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and, in each case, is material to the business of the Company and its Subsidiaries, taken as a whole;

(xii) any contract or agreement that would be required to be disclosed in a Company SEC Document between the Company or any of its Subsidiaries, on the one hand, and (x) any of their respective current or former officers or directors, (y) any beneficial owner of five percent (5%) or more of the outstanding shares of Company Common Stock or (z) any Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the Persons described in the foregoing clauses (x) or (y), on the other hand;

(xiii) any contract pursuant to which the Company or any of its Subsidiaries has paid amounts associated with any Production Burden in excess of $15,000,000 during the immediately preceding fiscal year or with respect to which the Company reasonably expects that it will make payments associated with any Production Burden in any of the next three succeeding fiscal years that could, based on current projections, exceed $15,000,000 annually; and

(xiv) any acquisition contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Report), that would reasonably be expected to result in annual payments in excess of $15,000,000.

(b) Collectively, the contracts set forth in Section 4.19(a) (including all amendments, amendments and restatements, modifications or supplements thereto (whether or not material)) are herein referred to as the “Company Contracts”. A true and complete copy of each Company Contract has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the knowledge of the Company, any other party thereto. There are no disputes pending or threatened in writing (or, to the knowledge of the Company, threatened orally) with respect to any Company Contract, and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.20 Derivative Transactions.

(a) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

4.21 Insurance. The Company and its Subsidiaries maintain insurance, underwritten by financially reputable insurance companies, in such amounts, on such terms and covering such risks as is reasonably customary for their businesses and operations. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each material insurance policy held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”) is in full force and effect on the date of this Agreement. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly and timely paid to date and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

4.22 Opinion of Financial Advisors. The Company Board has received the respective opinions of each of J.P. Morgan Securities LLC and Tudor Pickering Holt & Co Advisors LP, each addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of such opinion, from a financial point of view, the Exchange Ratio in the Merger is fair to the holders of the Company Common Stock (other than any Cancelled Shares and Dissenting Shares). A copy of each such opinion will be provided (solely for informational purposes) by the Company to Parent promptly following the execution of this Agreement (it being agreed that each such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub or any other Person).

4.23 Brokers. Except for the fees and expenses payable to J.P. Morgan Securities LLC and Tudor Pickering Holt & Co Advisors LP, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

4.24 Regulatory Matters.

(a) Neither the Company nor any Subsidiary of the Company is, or on the Closing Date will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(b) All natural gas pipeline and related facilities owned by the Company or any of its Subsidiaries are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) not regulated by the Railroad Commission of Texas as gas utilities.

4.25 No Additional Representations.

(a) Except for the representations and warranties made in this Article IV, in any certificate delivered by the Company to Parent pursuant to Article VII, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV and in any certificate delivered by the Company to Parent pursuant to Article VII, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making, and the Company expressly disclaims reliance upon, any representations, warranties or statements relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article V, in any certificate delivered by Parent to the Company pursuant to Article VII, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”), and except as disclosed in the Parent SEC Documents filed prior to the date hereof (including all exhibits and schedules thereto and documents incorporated by reference therein and excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

5.1 Organization, Standing and Power. Each of Parent and Merger Sub is a corporation duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power or authority does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”). Each of Parent and Merger Sub is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and Merger Sub each has heretofore made available to the Company complete and correct copies of its Organizational Documents. Each Subsidiary of Parent (other than Merger Sub) is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than where the failure to be so organized or to have such power or authority does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Subsidiary of Parent is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has heretofore made available to the Company complete and correct copies of the Organizational Documents of Parent and each of its Subsidiaries that is, as of the date hereof, a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X (in each case, as amended prior to the date of this Agreement).

5.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). At the close of business on August 13, 2018: (A) 98,621,440 shares of Parent Common Stock were issued and outstanding, including 0 shares of restricted Parent Common Stock issued pursuant to the Parent Equity Plan; (B) 0 shares of Common Stock were treasury stock; (C) 0 shares of Parent Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Parent Common Stock; (D) 200,579 shares of Parent Common Stock were reserved for issuance upon the settlement of outstanding time-vesting restricted stock unit award in respect of shares of Parent Common Stock; (E) 319,749 (assuming satisfaction of performance goals at the target level) or 639,498 (assuming satisfaction of performance goals at the maximum level) shares of Parent Common Stock were reserved for issuance upon the settlement of outstanding performance-vesting restricted stock unit award in respect of shares of Parent Common Stock; (F) 0 shares of Parent Preferred Stock were issued and outstanding; and (G) 997,931 shares of Parent Common Stock were reserved for issuance of future awards pursuant to the Parent Equity Plan. Except as set forth in this Section 5.2, and except for changes since the close of business on August 13, 2018 resulting from stock grants or other awards granted in accordance with Section 6.2(b) or the exercise of stock options (and the issuance of shares thereunder) or settlement of equity awards, in each case, outstanding as of such date, there are outstanding: (i) no shares of capital stock, (ii) no Voting Debt or other voting or equity securities of Parent; (iii) no options, subscriptions. warrants, calls, rights (including preemptive rights) to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or other voting or equity securities of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent or other voting or equity securities of Parent, (iv) no equity appreciation, phantom equity, stock unit, profit participation, cash-settled equity equivalents or awards, equity-based performance (including of the type set forth in the previous sentence) or other similar rights in respect of capital stock of Parent and (v) no other commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound that would (A) obligate Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Voting Debt or other voting or equity securities of Parent or any of its Subsidiaries, or (B) obligate Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. The initial paragraph of this Article V notwithstanding, the parties agree that nothing disclosed in any Parent SEC Documents shall modify, qualify, or otherwise constitute an exception to this Section 5.2(a).

(b) All outstanding shares of Parent Common Stock have been duly authorized, are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Parent Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be (A) validly issued, fully paid and nonassessable and not subject to preemptive rights and (B) issued in compliance in all material respects with (1) applicable securities Laws and other applicable Law and (2) all requirements set forth in applicable contracts. All outstanding shares of capital stock of the Subsidiaries of Parent that are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, have been duly authorized, are validly issued, fully paid and non-assessable and are not subject to preemptive rights and are free and clear of all Encumbrances, except for Permitted Encumbrances. There are not any stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of the capital stock or other voting securities of Parent or any of its Subsidiaries. Parent has no (i) material joint venture or other similar material equity interests in any Person other than its Subsidiaries or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent.

(c) As of August 13, 2018, the authorized equity interests of Viper consist of common units (“Viper Common Units”) and Class B common units (“Viper Class B Common Units”) representing limited partner interests in Viper and a general partner interest in Viper (the “Viper General Partner Interest”). As of August 13, 2018, Viper had 51,550,777 Viper Common Units issued and outstanding and 72,418,500 Viper Class B Units issued and outstanding, of which 731,500 Viper Common Units and 72,418,500 Viper Class B Units were owned by Parent and (ii) the Viper General Partner Interest, 100% of which is held by Viper Energy Partners GP LLC, a Delaware limited liability company and the general partner of Viper. As of August 13, 2018, (A) 7,600 Viper Common Units were reserved for issuance upon the exercise of outstanding options to purchase Viper Common Units; (B) 146,208 Viper Common Units were reserved for issuance upon the settlement of outstanding phantom unit awards in respect of Viper Common Units; and (C) 8,909,316 Viper Common Units were reserved for issuance of future awards pursuant to the Viper Long-Term Incentive Plan. Except as set forth in the two preceding sentences, no equity interests of Viper are issued or outstanding as of August 13, 2018. All outstanding limited partner interests of Viper are duly authorized, validly issued, fully-paid and nonassessable and free of preemptive rights (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act). The outstanding Viper General Partner Interest is duly authorized and validly issued and free of preemptive rights.

5.3 Authority; No Violations, Consents and Approvals.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent (subject to obtaining Parent Stockholder Approval) and Merger Sub (other than the approval of this Agreement by Parent as sole shareholder of Merger Sub, which shall be effective immediately after the execution and delivery of this Agreement). This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, unanimously: (i) determined that this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance, are fair to, and in the best interests of Parent and Parent’s stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Stock Issuance and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance (such recommendation described in clause (iii), the “Parent Board Recommendation”). The Merger Sub Board has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of Merger Sub and the sole shareholder of Merger Sub and (ii) adopted and approved this Agreement and the transactions contemplated hereby, including the Merger. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub, has executed a written consent that will become effective immediately after the execution and delivery of this Agreement pursuant to Section 10A-2-7.04 of the ABNEC to approve this Agreement in its capacity as sole shareholder of Merger Sub. The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Stock Issuance and the Merger.

(b) The execution, delivery and performance of this Agreement does not, and (assuming the Parent Approvals are duly and timely obtained) the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of either Parent or Merger Sub (assuming the Parent Stockholder Approval is obtained) or any Subsidiary of Parent, (ii) with or without notice, lapse of time, or both, require any notice, consent or approval under, result in a violation of, a termination (or right of termination) or default under, or the creation or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) upon any of the properties or assets of the Parent or any of its Subsidiaries under, any provision of any Parent Contract or material Parent Permit or (iii) assuming the Parent Approvals are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, solely in the cause of clause (iii), any such contraventions, conflicts, or violations, that do not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.4 Consents. No Consent from, order of, or registration, declaration, notice or filing with, or permit from, any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions except for: (a) the filing of a notification and report form under the HSR Act and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Joint Proxy Statement and the Registration Statement and (ii) such reports under Section 13(a) of the Exchange Act and such other compliance with the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Alabama; (d) filings with the NASDAQ; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent, order, registration, declaration, notice, filing, or permit that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (collectively, the “Parent Approvals”).

5.5 SEC Documents.

(a) Since January 1, 2017, each of Parent and Viper has timely filed or furnished with the SEC all forms, reports, schedules and statements (in each case, including all appropriate exhibits and schedules thereto) required to be filed or furnished under the Securities Act or the Exchange Act (such forms, reports, schedules and statements, collectively, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent and Viper, respectively, has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Parent SEC Documents and the statements contained in any such certifications were true and correct as of the date such certifications were made. As of the date hereof, neither Parent nor Viper nor any of their respective officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. As of the date hereof, there are no outstanding or unresolved comments received by Parent or Viper from the SEC with respect to any of the Parent SEC Documents. As of the date hereof, to the knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b) The audited consolidated financial statements and unaudited consolidated financial statements of Parent and Viper included in the Parent SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and Viper, as applicable, and their respective consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and Viper, as applicable, and their respective consolidated Subsidiaries for the periods presented therein.

(c) Parent has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act), which are effective (as such term is used in Rule 13a-15(b) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities in connection with the reports it files under the Exchange Act.

5.6 Absence of Certain Changes or Events.

(a) Since June 30, 2018, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b) From June 30, 2018 through the date of this Agreement, (i) Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects (ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries, including the Parent Oil and Gas Properties, whether or not covered by insurance, and (iii) none of Parent or any of its Subsidiaries has undertaken any action that would require the consent of the Company pursuant to Section 6.2(b)(i), (iv), (v) or (vii).

5.7 No Undisclosed Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities with respect to which reserves, if applicable, have been provided in accordance with GAAP on the balance sheet of Parent dated as of June 30, 2018 (including the notes thereto) contained in Parent’s Quarterly Report on Form 10-Q for the three (3) months ended June 30, 2018; (b) liabilities incurred in the ordinary course of business consistent with past practice subsequent to June 30, 2018; (c) liabilities incurred in connection with the Transactions and/or as permitted by this Agreement; (d) liabilities not required to be presented on the face of or in the notes to an unaudited interim balance sheet prepared in accordance with GAAP; and (e) liabilities that do not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.8 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to shareholders of the Company and to stockholders of Parent and at the time of the Company Shareholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

5.9 Parent Permits; Compliance with Applicable Laws. Parent and its Subsidiaries hold, and at all times since January 1, 2017 have held, all permits, licenses, certificates, registrations, consents, authorizations, variances, exemptions, certificates, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses (the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The businesses of Parent and its Subsidiaries are currently being conducted, and at all times since January 1, 2017 have been conducted, in compliance with all applicable Laws, except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened in writing (or, to the knowledge of Parent, threatened orally), other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.10 Compensation; Benefits.

(a) Schedule 5.10(a) of the Parent Disclosure Letter sets forth a true, correct and complete list of all material Parent Benefit Plans. For purposes of this Agreement, “Parent Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, Parent or any of its Subsidiaries for the benefit of any current or former employee or director of Parent or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.

(b) Parent has heretofore made available to the Company true and complete copies of (i) each material Parent Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description required under ERISA with respect to such Parent Benefit Plan, (B) the two most recent annual reports (Forms 5500), (C) the most recently received determination, opinion or advisory letter from the Internal Revenue Service relating to such Parent Benefit Plan, and (D) the most recently prepared actuarial report for each Parent Benefit Plan.

(c) Each Parent Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, except for such noncompliance that does not have and has not had, and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(d) The Internal Revenue Service has issued a favorable determination, opinion or advisory letter with respect to each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Parent Qualified Plans”) and the related trust, and, to the knowledge of Parent, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Parent Qualified Plan or the related trust.

(e) No Parent Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. During the immediately preceding six (6) years, no Controlled Group Liability has been incurred by Parent or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of Parent, no condition exists that presents a material risk to Parent or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries taken as a whole.

(f) None of the Parent, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan.

(g) Neither Parent nor any of its Subsidiaries sponsors any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their beneficiaries or dependents, except as required by Section 4980B of the Code.

(h) All contributions required to be made to any Parent Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Parent, except as, either individually or in the aggregate, would not reasonably be expected to result in any liability that would be material to Parent and its Subsidiaries taken as a whole.

(i) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of Parent, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Parent Benefit Plans, any fiduciaries thereof with respect to their duties to the Parent Benefit Plans or the assets of any of the trusts under any of the Parent Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any liability that would be material to Parent and its Subsidiaries taken as a whole.

(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause the vesting, exercisability or delivery of, cause Parent or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Parent Benefit Plan, (ii) increase in the amount or value of, any payment, right or other benefit to any employee or director Parent or any of its Subsidiaries, or (iii) result in any limitation on the right of Parent or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Parent Benefit Plan or related trust.

(k) Neither Parent nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local law relating to Tax).

(l) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Benefit Plan subject to the Laws of any jurisdiction outside of the United States (i) has been maintained in all respects in accordance with all applicable requirements; (ii) that is intended to qualify for special Tax treatment meet all requirements for such treatment; and (iii) that is intended to be funded and/or book reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

5.11 Labor Matters.

(a) There are no pending or, to the knowledge of Parent, threatened material labor grievances or material unfair labor practice claims or charges against Parent or any of its Subsidiaries, or any strikes or other material labor disputes against Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Parent or any of its Subsidiaries, and, to the knowledge of Parent, there are no organizing efforts by any union or other group seeking to represent any employees of Parent and its Subsidiaries.

(b) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries are, and since January 1, 2017 have been, in compliance in all material respects with all applicable Laws respecting employment and employment or labor practices (including but not limited to all applicable Laws relating to wages, hours, child labor, collective bargaining, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, civil rights, classification of employees, classification of service providers as employees and/or independent contractors, affirmative action, safety and health, workers’ compensation, immigration, pay equity and the collection and payment of withholding or social security), and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee, current or former independent contractor or by any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment or service, wrongful termination of employment or service, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment or service relationship, other than any such matters described in this sentence.

(c) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2017, neither Parent nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation or been subject to such an investigation, in each case, with respect to Parent or any of its Subsidiaries.

5.12 Taxes.

(a) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect,

(i) (A) All Tax Returns required to be filed (taking into account extensions of time for filing) by Parent or any of its Subsidiaries have been timely filed with the appropriate Taxing Authority, and all such Tax Returns are true, correct and complete, and (B) all Taxes that are due and payable by Parent or any of its Subsidiaries (including Taxes required to be withheld from payments to employees, creditors, shareholders or other Persons) have been paid in full (other than, in the case of clause (B), with respect to matters being contested in good faith by appropriate proceedings or for which adequate reserves have been established in accordance with GAAP in the financial statements included in SEC Documents).

(ii) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Parent or any of its Subsidiaries.

(iii) There is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity except for any such claim, assessment or deficiency for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents.

(iv) There are no disputes, audits, examinations, investigations or Proceedings pending or threatened in writing in respect of any Taxes or Tax Returns of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes, in each case, other than in respect of matters for which adequate reserves have been established, in accordance with GAAP in the financial statements included in SEC Documents.

(v) There are no Encumbrances for Taxes on any property of Parent or any of its Subsidiaries other than Permitted Encumbrances.

(vi) Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (i) any contract or arrangement solely among Parent and/or any of its Subsidiaries, or (ii) any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business (e.g., leases, credit agreements or other commercial agreements)). Neither Parent nor any of its Subsidiaries has (i) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was Parent or any of its Subsidiaries) or (ii) any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(vii) Neither Parent nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority that will be binding on it for any taxable period beginning on or after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(viii) Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulations § 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).

(b) Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement, or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(c) After reasonable diligence, neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(d) Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 5.12, to the extent relating to Taxes or Tax matters, Section 5.5(b), and, to the extent expressly referring to Code sections, Section 5.10 are the sole and exclusive representations of the Company with respect to Taxes and Tax matters.

5.13 Litigation. Except for such matters as do not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending or threatened in writing (or to the knowledge of Parent, threatened orally) against Parent or any of its Subsidiaries or any of the Parent Oil and Gas Properties, or (b) judgment, decree, injunction, ruling, writ, stipulation, determination, award or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

5.14 Intellectual Property.

(a) Parent and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, the use of the Parent Intellectual Property by Parent and its Subsidiaries in the operation of the business of each of Parent and its Subsidiaries as presently conducted does not infringe upon or misappropriate, or otherwise violate, any Intellectual Property of any other Person, except for such matters that does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so has not had would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent IT Systems (i) are sufficient for the current needs of the businesses of Parent and its Subsidiaries; (ii) have not malfunctioned or failed within the past three years and (iii) to the knowledge of the Company, are free from any malicious code.

(c) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (i) Parent and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Parent or its Subsidiaries; and (ii) to the knowledge of Parent, there has been no unauthorized access to or unauthorized use of any Parent IT Systems, Personal Information or trade secrets owned or held for use by Parent or its Subsidiaries.

5.15 Real Property. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and with respect to clauses (a) and (b), except with respect to any of Parent’s Oil and Gas Properties, (a) Parent and its Subsidiaries have good, valid and defensible title to all material real property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any Subsidiary of Parent (collectively, including the improvements thereon, the “Parent Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant or occupant with respect to the Parent Material Leased Real Property (each, a “Parent Material Real Property Lease”) to the knowledge of Parent is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Material Real Property Lease and (c) there does not exist any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain proceedings that affect any of Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Material Leased Real Property.

5.16 Rights-of-Way. Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained in any Parent SEC Document, except for such Rights-of-Way the absence of which does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that do not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are subject to Rights-of-Way, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that do not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.17 Oil and Gas Matters.

(a) Except as does not have and would not reasonably be expected to have a Parent Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the dates of the reserve report prepared by Ryder Scott Company, L.P. (in such capacity, the “Parent Independent Petroleum Engineers”) relating to the Parent interests referred to therein as of December 31, 2017 (the “Parent Reserve Report”) or (ii) reflected in the Parent Reserve Report or in the Parent SEC Documents as having been sold or otherwise disposed of, as of the date hereof, Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report (the “Parent Oil and Gas Properties”) and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing), beneficially or of record, to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (A) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (B) obligates Parent (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Report for such Oil and Gas Properties (other than any increases that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties) and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except for any such matters that, individually or in the aggregate, do not have and would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied by or on behalf of Parent or its Subsidiaries to the Parent Independent Petroleum Engineers relating to the Parent interests referred to in the Parent Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, do not have and would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases that are part of the Parent Oil and Gas Properties (the “Parent Oil and Gas Leases”) have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Parent Oil and Gas Properties have been timely and properly paid, (iii) none of Parent or any of its Subsidiaries (and, to the Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any action that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Parent Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Parent Oil and Gas Lease) included in the Parent Oil and Gas Properties.

(d) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Parent Oil and Gas Properties are being received by such selling entities in a timely manner and no proceeds from the sale of Hydrocarbons produced from any such Parent Oil and Gas Properties are being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person or individual) for any reason other than (i) as reported in the Parent SEC Documents or (ii) awaiting preparation and approval of division order title opinions for recently drilled Wells. Neither Parent nor its Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by Parent or any of its Subsidiaries related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the Oil and Gas Properties of Parent or its Subsidiaries is subject to any preferential purchase, consent, tag-along or similar right that would become operative as a result of the Transactions.

(g) Except as does not have and would not reasonably be expected to have a Parent Material Adverse Effect, Parent’s knowledge, (a) there are no wells that constitute a part of the Parent Oil and Gas Properties in respect of which the Company has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such well(s) be temporarily or permanently plugged and abandoned; and (b) all wells drilled by Parent or any of its Subsidiaries are either (i) in use for purposes of production, injection or water sourcing, (ii) suspended or temporarily abandoned in accordance with applicable Law, or (iii) permanently plugged and abandoned in accordance with applicable Law.

5.18 Environmental Matters.

(a) Except for those matters that do not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) Parent and its Subsidiaries and their respective operations and assets are, and at all times since January 1, 2017 have been, in compliance with Environmental Laws;

(ii) as of the date of this Agreement, Parent and its Subsidiaries are not subject to any pending or, to Parent’s knowledge, threatened Proceedings, judgment, decree, injunction, ruling or order related to Environmental Laws;

(iii) (A) there have been no Releases of Hazardous Substances at any property currently or, to the knowledge of Parent, formerly owned, operated or otherwise used by Parent or any of its Subsidiaries, or, to the knowledge of Parent, by any predecessors of Parent or any Subsidiary of Parent, which Releases have resulted or are reasonably likely to result in liability to Parent or its Subsidiaries under Environmental Law, (B) neither Parent nor any of its Subsidiaries has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or Released any Hazardous Substances in a manner that has resulted or is reasonably likely to result in liability to Parent or its Subsidiaries under Environmental Law, and (C) neither Parent nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws, including any liability or obligation with respect to the investigation, remediation, removal or monitoring of the Release of any Hazardous Substances at or from any property currently or formerly owned, operated, or otherwise used by Parent, or at or from any off-site location where Hazardous Substances from Parent’s operations have been sent for treatment, disposal storage or handling; and

(iv) there have been no environmental investigations, studies, audits, or other analyses conducted during the past three (3) years by or on behalf of, or that are in the possession of, Parent or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Parent prior to the date hereof.

(b) Except as expressly set forth in this Section 5.18 and except for the representations and warranties relating to the Parent Permits as expressly set forth in Section 5.9, neither Parent nor its Subsidiaries make any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Law.

5.19 Material Contracts.

(a) Schedule 5.19 of the Parent Disclosure Letter, together with the lists of exhibits contained in the Parent SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of each of the following agreements to which or by which Parent or any Subsidiary of the Company is a party or to which their respective properties or assets is otherwise bound (but excluding any Parent Benefit Plan):

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each contract that creates, evidences, secures, guarantees or otherwise relates to (A) Indebtedness for borrowed money in any amount or (B) other Indebtedness of the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $25,000,000, other than agreements solely between or among the Company and its Subsidiaries;

(iii) each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company or its Subsidiaries, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(iv) each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Parent Oil and Gas Properties; and

(v) any contract or agreement that would be required to be disclosed in a Parent SEC Document between the Company or any of its Subsidiaries, on the one hand, and (x) any of their respective current or former officers or directors, (y) any beneficial owner of five percent (5%) or more of the outstanding shares of Company Common Stock or (z) any Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the Persons described in the foregoing clauses (x) or (y), on the other hand.

(b) Collectively, the contracts set forth in Section 5.19(a) (including all amendments, amendments and restatements, modifications or supplements thereto (whether or not material)) are herein referred to as the “Parent Contracts”. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or its Subsidiaries, or, to the knowledge of Parent, any other party thereto. There are no disputes pending or threatened in writing (or, to the knowledge of Parent, threatened orally) with respect to any Parent Contract, and neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to any Parent Contract to terminate for default, convenience or otherwise any Parent Contract, nor to the knowledge of Parent, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.20 Derivative Transactions.

(a) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Derivative Transactions entered into by Parent or any of its

Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

5.21 Insurance. Parent and its Subsidiaries maintain insurance, underwritten by financially reputable insurance companies, in such amounts, on such terms and covering such risks as is reasonably customary for their businesses and operations. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each material insurance policy held by Parent or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Parent Insurance Policies”) is in full force and effect on the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly and timely paid to date and neither the Parent nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Parent Insurance Policies. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy.

5.22 Opinion of Financial Advisor. The Parent Board has received the opinion of Citigroup Global Markets Inc., to the effect that, as of the date of such opinion and based upon and subject to the limitations, qualifications, assumptions and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent. A copy of such opinion will be provided (solely for informational purposes) by Parent to the Company promptly following the execution of this Agreement (it being agreed that such opinion is for the benefit of the Parent Board and may not be relied upon by the Company or any other Person).

5.23 Brokers. Except for the fees and expenses payable to Citigroup Global Markets Inc., no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

5.24 Regulatory Matters.

(a) Neither Parent nor any Subsidiary of Parent is, or as of the Closing Date will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

(b) All natural gas pipeline and related facilities owned by Parent or any of its Subsidiaries are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction.

5.25 Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries own or have, within the last three (3) years, owned any shares of Company Common Stock (or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock).

5.26 Business Conduct. Merger Sub was incorporated on August 14, 2018. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

5.27 No Additional Representations.

(a) Except for the representations and warranties made in this Article V, in any certificate delivered by Parent to the Company pursuant to Article VII, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made in this Article V and in any certificate delivered by Parent to the Company pursuant to Article VII, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making, and each of Parent and Merger Sub expressly disclaims reliance upon, any representations, warranties or statements relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, in any certificate delivered by the Company to Parent pursuant to Article VII and in any Transaction Document, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, or any of its Representatives and that neither Parent nor Merger Sub have relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Conduct of Company Business Pending the Merger.

(a) Except as set forth on Schedule 6.1 of the Company Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, conduct its businesses in the ordinary course, including by using commercially reasonable efforts to preserve substantially intact its present business organization and preserve its existing relationships with its key customers suppliers, employees and creditors; provided, however, that no action by the Company or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.1(b).

(b) Except as set forth on Schedule 6.1 of the Company Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII the Company shall not, and shall not permit its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any shares of capital stock of, the Company or its Subsidiaries, except for (1) dividends or distributions required by the Organizational Documents of any Subsidiary of the Company, and (2) dividends or distributions by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company; (B) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company, except as required by the terms of any capital stock or equity interest of a Subsidiary or as contemplated by the terms of any Company Benefit Plan (including any Company Equity Award);

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Company Common Stock upon the vesting, settlement, exercise or lapse of any restrictions on any Company Equity Awards granted under the Company Equity Plans and outstanding on the date hereof or issued in compliance with clause (B) below; (B) issuances of Company Equity Awards under the Company Equity Plans in accordance with the express terms of the Company Disclosure Letter; (C) the shares of capital stock or other equity issued as a dividend made in accordance with Section 6.1(b)(i); and (D) transactions solely between the Company and a wholly owned Subsidiary of the Company or solely between wholly owned Subsidiaries of the Company;

(iii) amend or propose to amend the Company’s Organizational Documents or amend or propose to adopt any material change in the Organizational Documents of any of the Company’s material Subsidiaries or otherwise take any action to exempt any Person from any provision of the Organizational Documents of the Company or any of its Subsidiaries;

(iv) (A) merge, consolidate, combine or amalgamate with any Person, or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, exchanging, licensing, or by any other manner), any properties, assets, business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement and set forth on Schedule 6.1(b)(iv) of the Company Disclosure Letter, (2) any such action solely between or among the Company and its Subsidiaries or between or among Subsidiaries of the Company, (3) acquisitions of inventory or other assets in the ordinary course of business consistent with past practice or pursuant to existing contracts or (4) acquisitions for which the consideration is $10,000,000 individually and $25,000,000 in the aggregate or less;

(v) sell, lease, exchange or otherwise dispose of, or agree to sell, lease, exchange or otherwise dispose of, any material portion of its assets or properties, other than (A) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement and set forth on Schedule 6.1(b)(v) of the Company Disclosure Letter, (B) the granting of nonexclusive licenses in the ordinary course of business, (C) among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (D) sales, leases, exchanges or dispositions for which the consideration and fair value is $10,000,000 individually and $25,000,000 in the aggregate or less or

(E) sales of Hydrocarbons made in the ordinary course of business; provided that the Company shall not be permitted to sell any asset if as a result of such sale the Company would fail the “the substantially-all test” of Code Section 368(a)(2)(E);

(vi) consummate, authorize, recommend, propose or announce any intention to adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries, other than such transactions solely among the Company and any Subsidiaries of the Company or solely among Subsidiaries of the Company;

(vii) change in any material respect their financial accounting principles, practices or methods that would affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP or applicable Law;

(viii) (A) make (other than in the ordinary course of business), change or rescind any material election relating to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where the Company has the authority to make such binding election, but excluding any such election that is made periodically and consistent with past practice), except where such election would not have a material and adverse effect on the Tax position of the Company and its Subsidiaries, (B) amend any material Tax Return, except where such amendment would not have a material and adverse effect on the Tax position of the Company and its Subsidiaries, (C) settle or compromise any Tax claim or assessment by any Taxing Authority, except where the amount of any such settlement or compromise does not exceed (x) the greater of one hundred twenty five percent (125%) of the reserve for such matter on the financial statements of the Company included in the Company SEC Documents or $5,000,000, individually, or (y) $10,000,000 in the aggregate, or (D) change any material method of Tax accounting from those employed in the preparation of its Tax Returns that have been filed for prior taxable years;

(ix) except as specifically set forth on Schedule 6.1(b) of the Company Disclosure Letter or for actions required to administer the Company Benefit Plans in accordance with their terms as in effect on the date of this Agreement, (A) enter into, adopt or terminate any Company Benefit Plan, (B) amend any Company Benefit Plan, other than administrative or ministerial amendments in the ordinary course of business consistent with past practice that do not materially increase the cost to the Company of maintaining such Company Benefit Plan or increase compensation or benefits, or (C) increase the compensation or benefits payable to any current or former employee or director;

(x) (A) incur, create, assume or guarantee any Indebtedness, other than (1) incurrences under the Company’s existing senior secured credit facility in the ordinary course of business, (2) transactions solely between or among the Company and its Subsidiaries or solely between or among Subsidiaries of the Company or (3) any Indebtedness incurred or assumed in connection with any acquisition permitted by Section 6.1(b)(iv), in an aggregate amount under this clause (x)(A)(3) not to exceed the purchase price of any such acquisition, and in each case guarantees thereof or (B) incur, create or suffer to exist any Encumbrance, other than (1) Encumbrances in the ordinary course of business consistent with past practice securing the Company’s existing senior secured credit facility, (2) Encumbrances in existence on June 30, 2018 and disclosed in the Company’s Quarterly Report on Form 10-Q for the three (3)-months ended June 30, 2018, (3) Encumbrances securing Indebtedness incurred or assumed pursuant to clause (x)(A)(3) above or (4) Permitted Encumbrances;

(xi) except as expressly permitted in this Section 6.1 and other than in the ordinary course of business consistent with past practice, (A) enter into or assume any contract that would have been a Company Contract had it been entered into prior to the date of this Agreement or (B) terminate, materially amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew, or waive or accelerate any material rights or defer any liabilities under any Company Contract or any Contract that would have been a Company Contract had it been entered into prior to the date of this Agreement, excluding any termination upon expiration of a term in accordance with the terms of such Company Contract;

(xii) other than the settlement of any Proceedings reflected or reserved against on the balance sheet of the Company (or in the notes thereto), settle or offer or propose to settle, any Proceeding (excluding (A) any audit, claim or other proceeding in respect of Taxes, which shall be governed exclusively by Section 6.1(b)(viii) and (B) any Transaction Litigation, which shall be governed exclusively by Section 6.11)) (i) involving solely the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $5,000,000 in the aggregate and (ii) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law;

(xiii) authorize or make capital expenditures that are, in the aggregate greater than one hundred twenty five percent (125%) of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget for the period as set forth in Schedule 6.1(b)(xiii) of the Company Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(xiv) except as specifically set forth on Schedule 6.1(b)(xiv) of the Company Disclosure Letter, hire or terminate (other than for cause) any executive officer or any employee receiving annual base salary or guaranteed compensation in excess of $250,000, other than to fill vacant positions;

(xv) (A) enter into any lease for real property that would be a Company Material Real Property Lease if entered into prior to the date hereof or (B) terminate, amend, assign, transfer, modify, supplement, deliver a notice of termination under, fail to renew, or waive or accelerate any rights or defer any liabilities under any Company Material Real Property Lease;

(xvi) fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of the Company and its Subsidiaries to the extent commercially reasonable in the Company’s business judgment in light of prevailing conditions in the insurance market; or

(xvii) agree to take any action that is prohibited by this Section 6.1(b).

6.2 Conduct of Parent Business Pending the Merger.

(a) Except as set forth on Schedule 6.2 of the Parent Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, conduct its businesses in the ordinary course, including by using commercially reasonable efforts to preserve substantially intact its present business organization and preserve its existing relationships with its key customers, suppliers, employees and creditors; provided, however, that no action by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).

(b) Except as set forth on Schedule 6.2 of the Parent Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except for (1) the declaration and payment by Parent and Viper of ordinary quarterly dividends or distributions, in the ordinary course of business consistent with past practice with respect to timing of declaration, record date and payment, in amounts (x) not to exceed $0.125 per share, in the case of Parent and (y) consistent with the publicly disclosed cash distribution policy adopted by the board of directors of

Viper GP as of the date hereof, in the case of Viper, (2) if the Rattler IPO is consummated prior to the Effective Time, the declaration and payment by Rattler of ordinary quarterly dividends and distributions consistent with the publicly disclosed cash distribution policy to be adopted by the board of directors of Rattler GP, (3) dividends and distributions required by the Organizational Documents of any Subsidiary of Parent, (4) dividends and distributions by a wholly owned Subsidiary of Parent to Parent or another wholly owned Subsidiary of Parent and (5) dividends and distributions by Viper Energy Partners LLC and/or Rattler Midstream LLC pro rata to their respective members; (B) split, combine or reclassify any capital stock of, or other equity interests in, Parent or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent, except as required by the terms of any capital stock or equity interest of a Subsidiary or as contemplated by the terms of any Parent Benefit Plan (including any Parent equity-based award);

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Parent Common Stock upon the vesting, settlement, exercise or lapse of any restrictions on any awards granted under the Parent Equity Plan and outstanding on the date hereof or issued in compliance with clause (C) below; (B) issuances by a wholly owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly owned Subsidiary of Parent; (C) issuances of awards granted under the Parent Equity Plan, the Viper Equity Plan and/or the Rattler Equity Plan to employees, directors and other service providers in the ordinary course of business and, in the case of the Parent Equity Plan and the Viper Equity Plan, consistent with past practice; (D) transactions between Parent and a wholly owned Subsidiary of Parent or between wholly owned Subsidiaries of Parent; (E) issuances in connection with the Rattler IPO; and (F) issuances in connection with any equity offering by Viper;

(iii) amend Parent’s or Merger Sub’s Organizational Documents, or amend the Organizational Documents or adopt any material change in the Organizational Documents of any of Parent’s material Subsidiaries that would adversely affect the consummation of the Transactions, in either case, including by merger, consolidation or otherwise;

(iv) adopt a plan of complete or partial liquidation or dissolution of Parent or any of its Subsidiaries, other than such transactions among the Parent and any wholly owned Subsidiaries of Parent or among wholly owned Subsidiaries of Parent;

(v) change in any material respect their material accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP or applicable Law;

(vi) (A) make (other than in the ordinary course of business), change or rescind any material election relating to Taxes (including any such election for any joint venture, partnership, limited liability company or other investment where the Company has the authority to make such binding election, but excluding any such election that is made periodically and consistent with past practice), except where such election would not have a material and adverse effect on the Tax position of Parent and its Subsidiaries, (B) change any material method of Tax accounting from those employed in the preparation of its Tax Returns that have been filed for prior taxable years, or (C) fail to conduct its business with respect to Tax matters in a manner consistent with past practice, except as would not have a material and adverse effect on Parent and its Subsidiaries;

(vii) except pursuant to a definitive agreement entered into prior to the date hereof and set forth on Schedule 6.2(b)(vii) of the Parent Disclosure Letter, enter into, participate or engage in, complete, or continue any discussions or negotiations with respect to (A) a merger, consolidation, combination or amalgamation with any Person other than another wholly owned Subsidiary of Parent; (B) an acquisition or agreement to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof; or (C) entry into any partnership, joint venture or similar arrangement involving a material investment or expenditure of funds by Parent or any of its Subsidiaries, in each case if such action could reasonably be expected to impair, delay or impede Parent’s or Merger Sub’s ability to expeditiously consummate or finance the Transactions; or

(viii) agree to take any action that is prohibited by this Section 6.2(b).

(c) The obligations of Parent and its Subsidiaries under Section 6.2(b) to take an action or not to take an action shall only apply with respect to Viper (i) to the extent permitted by the Organizational Documents of Viper in effect as of the date hereof, (ii) to the extent Parent is authorized and empowered to bind Viper, and (iii) to the extent such action or inaction would not breach any bona fide contractual or other legal duty to Viper or the holders of Viper Common Units.

6.3 No Solicitation by the Company.

(a) The Company will, and will cause its Subsidiaries, and its and their respective directors, officers and Representatives to, immediately cease, and cause to be terminated, any solicitation, encouragement, discussion or negotiations that commenced prior to and were ongoing as of the date of this Agreement with any Person with respect to a Company Competing Proposal.

(b) Except as otherwise expressly permitted by this Section 6.3, from and after the date of this Agreement until the Effective Time, or if earlier, the termination of this Agreement in accordance with Article VIII hereof, the Company will not, and will cause its Affiliates and Subsidiaries, and its and their respective directors and officers, and will cause its Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals, or offers regarding, or the making of a Company Competing Proposal, (ii) engage in any discussions or negotiations with any Person with respect to a Company Competing Proposal, (iii) furnish any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to a Company Competing Proposal, (iv) enter into any letter of intent or agreement in principle, or other agreement or commitment in respect of any proposal or offer that constitutes a Company Competing Proposal (other than a confidentiality agreement in accordance with Section 6.3(f)(ii)) or (v) resolve, agree or publicly propose to, or permit the Company or any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i) to (iv).

(c) The Company shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality provision with respect to any such proposal or offer or similar matter in any agreement to which the Company or any of its Subsidiaries is a party; provided, that if the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations to the Company’s shareholders under applicable Law, the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make a Company Competing Proposal on a confidential basis conditioned upon such person agreeing that the Company shall not be prohibited from providing any information to Parent regarding any such Company Competing Proposal in accordance with the terms of this Section 6.3. The Company shall promptly (and in any event within two (2) Business Days of the date of this Agreement) request each Person that has prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of any Company Competing Proposal to, in accordance with the terms of such agreement, return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of the Company or any of its Subsidiaries. The Company agrees that it shall promptly inform its Representatives of the obligations undertaken in this Section 6.3.

(d) Unless expressly permitted by Section 6.3(f) or Section 6.3(g), the Company shall not (i) fail to include the Company Board Recommendation in the Joint Proxy Statement, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Competing Proposal or (iv) publicly make any recommendation in connection with a tender or exchange offer for any outstanding capital stock of the Company, other than a recommendation to reject such offer (the taking of any action described in this Section 6.3(d) being referred to as a “Company Change of Recommendation”).

(e) From and after the date of this Agreement, the Company shall promptly advise (but in each case, not later than two (2) days of such receipt or request) Parent of the receipt by the Company of any Company Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (but in each case, not later than two (2) days of such receipt or request), and the Company shall provide to Parent (within such two (2) day time frame) either (i) a copy of any such Company Competing Proposal (including all exhibits and schedules thereto) made in writing provided to the Company or any of its Subsidiaries or (ii) a written summary of the material terms of such Company Competing Proposal (including the identity of the Person making such Company Competing Proposal) if not made in writing. The Company shall keep Parent reasonably informed on a reasonably prompt basis with respect to the status and material terms of any such Company Competing Proposal and any material changes to the status of any such discussions or negotiations. Without limiting the foregoing, the Company shall notify Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning a Company Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(f) Notwithstanding anything in this Agreement to the contrary, the Company, directly or indirectly through one or more of its Representatives, may:

(i) to the extent applicable, disclose to the Company’s shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or make any “stop, look and listen” communication to the Company’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or any similar statement in response to any publicly disclosed Company Competing Proposal; provided, however, that the Company shall not effect any Company Change of Recommendation other than in accordance with Section 6.3(f)(iii) or Section 6.3(g);

(ii) prior to the receipt of the Company Shareholder Approval, engage in the activities prohibited by Sections 6.3(b)(i), 6.3(b)(ii) or 6.3(b)(iii) with any Person who has made a written, bona fide Company Competing Proposal that did not arise from a breach of the obligations set forth in this Section 6.3; provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of nonpublic information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement; provided, further, that such confidentiality agreement does not contain provisions that prohibit the Company from complying with the provisions of this Section 6.3, and (B) prior to taking any such actions, the Company Board or any committee thereof determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Company Competing Proposal is, or could reasonably be expected to lead to, a Company Superior Proposal;

(iii) prior to the receipt of the Company Shareholder Approval, in response to a Company Competing Proposal that did not arise from a breach of the obligations set forth in this Section 6.3, if the Company Board so chooses, cause the Company to effect a Company Change of Recommendation or to terminate this Agreement pursuant to Section 8.1(d), if prior to taking such action (A) the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Company Competing Proposal is a Company Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by Parent in response to such Company Competing Proposal) and (B) the Company shall have given five (5) Business Days’ prior notice to Parent that the Company has received such proposal, specifying the material terms and conditions of such proposal (including the identity of the Person making such proposal), and, that the Company intends to take such action, and (1) after giving such notice and prior to effecting such Company Change of Recommendation or termination, the Company negotiates (and causes its officers, employees, financial advisors and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate), which negotiations may be on a nonexclusive basis with respect to other negotiations or discussions permitted by this Section 6.3, to make such adjustments or revisions to the terms and conditions of this Agreement such that the Company Competing Proposal would no longer constitute a Company Superior Proposal; and (2) at the end of the five (5) Business Day period, prior to taking action to effect a Company Change of Recommendation or terminate this Agreement pursuant to Section 8.1(d), the Company Board takes into account any adjustments or revisions to the terms of this Agreement committed to by Parent in writing, and determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that the Company Competing Proposal remains a Company Superior Proposal; provided, that in the event of any change to the financial terms of, or any other material amendment or material modification to, any Company Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(f)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(f)(iii) shall be reduced to two (2) Business Days;

(iv) prior to the receipt of the Company Shareholder Approval, seek clarification from (but not engage in negotiations with or provide non-public information to) any Person that has made a Company Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Company Board or any committee thereof to make an informed determination under this Section 6.3.

(g) Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Company Shareholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement, the Company may, if the Company Board so chooses, effect a Company Change of Recommendation if prior to taking such action (A) the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations to the Company’s shareholders under applicable Law, (B) the Company shall have given five (5) Business Days’ prior notice to Parent that the Company has determined that a Company Intervening Event has occurred or arisen (which notice will reasonably describe such Company Intervening Event) and that the Company intends to effect a Company Change of Recommendation, and (1) after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisors and outside legal counsel to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms and conditions of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and (2) at the end of the five (5) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be reasonably likely to be inconsistent with the fiduciary obligations owed by the Company Board to the Company’s shareholders under applicable Law; provided, that in the event of any material changes regarding any Company Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(g) with respect to such new written notice, except that the advance written notice obligation set forth in Section 6.3(g) shall be reduced to two (2) Business Days.

6.4 No Solicitation by Parent.

(a) Parent will, and will cause its Subsidiaries, and its and their respective directors, officers and Representatives to, immediately cease, and cause to be terminated, any solicitation, encouragement, discussion or negotiations that commenced prior to and were ongoing as of the date of this Agreement with any Person with respect to a Parent Competing Proposal.

(b) Except as otherwise expressly permitted by this Section 6.4, from and after the date of this Agreement until the Effective Time, or if earlier, the termination of this Agreement in accordance with Article VIII hereof, Parent will not, and will cause its Affiliates and Subsidiaries, and its and their respective directors and officers, and will cause its Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals, or offers regarding, or the making of a Parent Competing Proposal, (ii) engage in any discussions or negotiations with any Person with respect to a Parent Competing Proposal, (iii) furnish any non-public information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to a Parent Competing Proposal, (iv) enter into any letter of intent or agreement in principle, or other agreement or commitment in respect of any proposal or offer that constitutes a Parent Competing Proposal (other than a confidentiality agreement in accordance with Section 6.4(f)(ii)) or (v) resolve, agree or publicly propose to, or permit Parent or any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i) to (iv).

(c) Parent shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality provision with respect to any such proposal or offer or similar matter in any agreement to which Parent or any of its Subsidiaries is a party; provided, that if the Parent Board determines in good faith, after consultation with Parent’s financial advisor and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations to Parent’s stockholders under applicable Law, Parent may waive any such standstill provision solely to the extent necessary to permit a third party to make a Parent Competing Proposal on a confidential basis conditioned upon such person agreeing that Parent shall not be prohibited from providing any information to the Company regarding any such Parent Competing Proposal in accordance with the terms of this Section 6.4. Parent shall promptly (and in any event within two (2) Business Days of the date of this Agreement) request each Person that has prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of any Parent Competing Proposal to, in accordance with the terms of such agreement, return or destroy all confidential information furnished prior to the execution of this Agreement to or for the benefit of such Person by or on behalf of Parent or any of its Subsidiaries. Parent agrees that it shall promptly inform its Representatives of the obligations undertaken in this Section 6.4.

(d) Unless expressly permitted by Section 6.4(f) or Section 6.4(g), Parent shall not (i) fail to include the Parent Board Recommendation in the Joint Proxy Statement, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Parent Competing Proposal or (iv) publicly make any recommendation in connection with a tender or exchange offer for any outstanding capital stock of Parent, other than a recommendation to reject such offer (the taking of any action described in this Section 6.4(d) being referred to as a “Parent Change of Recommendation”).

(e) From and after the date of this Agreement, Parent shall promptly advise (but in each case, not later than two (2) days of such receipt or request) the Company of the receipt by Parent of any Parent Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to

Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal (but in each case, not later than two (2) days of such receipt or request), and Parent shall provide to the Company (within such two (2) day time frame) either (i) a copy of any such Parent Competing Proposal (including all exhibits and schedules thereto) made in writing provided to Parent or any of its Subsidiaries or (ii) a written summary of the material terms of such Parent Competing Proposal (including the identity of the Person making such Company Competing Proposal) if not made in writing. Parent shall keep the Company reasonably informed on a reasonably prompt basis with respect to the status and material terms of any such Parent Competing Proposal and any material changes to the status of any such discussions or negotiations. Without limiting the foregoing, Parent shall notify the Company if Parent determines to begin providing information or to engage in discussions or negotiations concerning a Parent Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(f) Notwithstanding anything in this Agreement to the contrary, Parent, directly or indirectly through one or more of its Representatives, may:

(i) to the extent applicable, disclose to Parent’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or make any “stop, look and listen” communication to Parent’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or any similar statement in response to any publicly disclosed Parent Competing Proposal; provided, however, that Parent shall not effect any Parent Change of Recommendation other than in accordance with Section 6.4(f)(iii) or Section 6.4(g);

(ii) prior to the receipt of the Parent Stockholder Approval, engage in the activities prohibited by Sections 6.4(b)(i), 6.4(b)(ii) or 6.4(b)(iii) with any Person who has made a written, bona fide Parent Competing Proposal that did not arise from a breach of the obligations set forth in this Section 6.4; provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until Parent receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of nonpublic information furnished to such Person by or on behalf of Parent that are no less favorable to Parent in the aggregate than the terms of the Confidentiality Agreement; provided, further, that such confidentiality agreement does not contain provisions that prohibit Parent from complying with the provisions of this Section 6.4, and (B) prior to taking any such actions, the Parent Board or any committee thereof determines in good faith, after consultation with Parent’s financial advisor and outside legal counsel, that such Parent Competing Proposal is, or could reasonably be expected to lead to, a Parent Superior Proposal;

(iii) prior to the receipt of the Parent Stockholder Approval, in response to a Parent Competing Proposal that is conditioned upon the termination of this Agreement or the failure of the Transactions to be consummated (including through the failure of any of the conditions set forth in Article VII) and that did not arise from a breach of the obligations set forth in this Section 6.4, if the Parent Board so chooses, cause Parent to effect a Parent Change of Recommendation or to terminate this Agreement pursuant to Section 8.1(f), if prior to taking such action (A) the Parent Board determines in good faith, after consultation with Parent’s financial advisor and outside legal counsel, that such Parent Competing Proposal is a Parent Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by the Company in response to such Parent Competing Proposal) and (B) Parent shall have given five (5) Business Days’ prior notice to the Company that Parent has received such proposal, specifying the material terms and conditions of such proposal (including the identity of the Person making such proposal), and, that Parent intends to take such action, and (1) after giving such notice and prior to effecting such Parent Change of Recommendation or termination, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate), which negotiations may be on a nonexclusive basis with respect to other negotiations or discussions permitted by this Section 6.4, to make such adjustments or revisions to the terms and conditions of this

Agreement such that the Parent Competing Proposal would no longer constitute a Parent Superior Proposal; and (2) at the end of the five (5) Business Day period, prior to taking action to effect a Parent Change of Recommendation or to terminate this Agreement pursuant to Section 8.1(f), the Parent Board takes into account any adjustments or revisions to the terms of this Agreement committed to by the Company in writing, and determines in good faith, after consultation with Parent’s financial advisor and outside legal counsel, that the Parent Competing Proposal remains a Parent Superior Proposal; provided, that in the event of any change to the financial terms of, or any other material amendment or material modification to, any Parent Superior Proposal, Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(f)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(f)(iii) shall be reduced to two (2) Business Days; and

(iv) prior to the receipt of the Parent Stockholder Approval, seek clarification from (but not engage in negotiations with or provide non-public information to) any Person that has made a Parent Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Parent Board or any committee thereof to make an informed determination under this Section 6.4.

(g) Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Parent Stockholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement, Parent may, if the Parent Board so chooses, effect a Parent Change of Recommendation if prior to taking such action (A) the Parent Board determines in good faith, after consultation with Parent’s financial advisor and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations to Parent’s stockholders under applicable Law, (B) Parent shall have given five (5) Business Days’ prior notice to the Company that Parent has determined that a Parent Intervening Event has occurred or arisen (which notice will reasonably describe such Parent Intervening Event) and that Parent intends to effect a Parent Change of Recommendation, and (1) after giving such notice and prior to effecting such Parent Change of Recommendation, Parent negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms and conditions of this Agreement as would permit Parent Board not to effect a Parent Change of Recommendation in response thereto; and (2) at the end of the five (5) Business Day period, prior to taking action to effect a Parent Change of Recommendation, Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith, after consultation with Parent’s financial advisor and outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be reasonably likely to be inconsistent with the fiduciary obligations owed by Parent Board to Parent’s stockholders under applicable Law; provided, that in the event of any material changes regarding any Parent Intervening Event, Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(g) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(g) shall be reduced to two (2) Business Days.

6.5 Preparation of Joint Proxy Statement and Registration Statement.

(a) Parent and the Company will promptly furnish to the other party such data and information relating to it, its Subsidiaries (including, in Parent’s case, Merger Sub) and the holders of its capital stock, as the Company or Parent, as applicable, may reasonably request for the purpose of including such data and information in the Registration Statement or the Joint Proxy Statement, and, in each case, any amendments or supplements thereto.

(b) Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall cause to be filed with the SEC as promptly as practicable a mutually acceptable Joint Proxy Statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Shareholders Meeting and the holders of Parent Common Stock at the Parent Stockholders Meeting, and Parent shall prepare and file with the SEC the Registration Statement (of which the Joint Proxy Statement will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information, and Parent and the Company shall jointly prepare any response to such comments or requests, and each of the Company and Parent agrees to permit the other (in each case, to the extent practicable), and their respective outside counsels, to participate in all meetings and conferences with the SEC. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) include in such document or response all comments reasonably and promptly proposed by the other and (iii) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(c) Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each party shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company and the stockholders of Parent.

6.6 Company Shareholders Meeting and Parent Stockholders Meeting.

(a) The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the Company Shareholder Approval, to be held as promptly as reasonably practicable following declaration of effectiveness of the Registration Statement and the clearance of the Joint Proxy Statement by the SEC. Except as expressly permitted by Section 6.3, the Company Board shall recommend that the shareholders of the Company vote in favor of the approval of this Agreement at the Company Shareholders Meeting and the Company Board shall solicit from shareholders of the Company proxies in favor of the approval of this Agreement, and the Joint Proxy Statement shall include a statement to the effect that the Company Board has made the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Shareholders Meeting (A) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement that is required to be filed and disseminated under applicable Law is provided to the Company’s shareholders or (B) if, as of the time for which the Company Shareholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Shareholders Meeting and (ii) may adjourn or postpone the Company Shareholders Meeting if, as of the time for which the Company Shareholders Meeting is scheduled, the Company reasonably determines in good faith that there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Shareholder Approval; provided, however, that unless otherwise agreed to by the parties, the Company Shareholders Meeting shall not be adjourned or postponed to a date that is more than thirty (30) days after the date for which the meeting was previously scheduled (it being understood that such Company Shareholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Shareholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided, further, that the Company Shareholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date. The Company shall promptly provide all voting tabulation reports relating to the Company Shareholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative and shall otherwise keep Parent reasonably informed on a reasonably current basis regarding the status of the solicitation and any material oral or written communications from or to the Company’s shareholders with respect thereto. Unless there has been a Company Change of Recommendation as expressly permitted by Section 6.3, the parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s shareholders or any other Person to prevent the Company Shareholder Approval from being obtained.

(b) Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval, to be held as promptly as reasonably practicable following the declaration of effectiveness of the Registration Statement and the clearance of the Joint Proxy Statement by the SEC. Except as expressly permitted by Section 6.4, the Parent Board shall recommend that the stockholders of Parent vote in favor of the issuance of Parent Common Stock in the Merger and the Parent Board shall solicit from stockholders of Parent proxies in favor of such issuance of Parent Common Stock in the Merger, and the Joint Proxy Statement shall include a statement to the effect that the Parent Board has made the Parent Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement that is required to be filed and disseminated under applicable Law is provided to Parent’s stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting or (ii) may adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, Parent reasonably determines in good faith that there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than thirty (30) days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided, further, that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date. Parent shall promptly provide the Company with all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative and shall otherwise keep the Company reasonably informed on a reasonably current basis regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto. Unless there has been a Parent Change of Recommendation as expressly permitted by Section 6.4, the parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of Parent’s stockholders or any other Person to prevent the Parent Stockholder Approval from being obtained.

(c) The parties shall cooperate and use their reasonable best efforts to hold the Company Shareholders Meeting and the Parent Stockholders Meeting on the same day and at approximately the same time.

(d) Without limiting the generality of the foregoing but subject to the Company’s ability to terminate this Agreement pursuant to Section 8.1(d), each of the Company and Parent agrees that its obligations to call, give notice of, convene and hold the Company Shareholders Meeting and the Parent Stockholders Meeting, as applicable, pursuant to this Section 6.6 shall not be affected by the making of a Company Change of Recommendation or a Parent Change of Recommendation, as applicable, and its obligations pursuant to this Section 6.6 shall not be affected by the commencement, announcement, disclosure, or communication to the Company or Parent, as applicable, of any Company Competing Proposal or Parent Competing Proposal or other proposal (including, a Company Superior Proposal or Parent Superior Proposal) or the occurrence or disclosure of any Company Intervening Event or Parent Intervening Event.

6.7 Access to Information.

(a) Subject to applicable Law and the other provisions of this Section 6.7, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders/stockholders (as applicable) and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Joint Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. Each party shall, and shall cause each of its Subsidiaries to, afford to the other party and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other party. Each party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other party and its Subsidiaries of their normal duties. Notwithstanding the foregoing provisions of this Section 6.7(a), neither party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information to the other party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information is prohibited by applicable Law or an existing contract or agreement (provided, however, the Company or Parent, as applicable, shall inform the other party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments). Notwithstanding the foregoing, neither party shall have access to personnel records of the other party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other party’s good faith opinion the disclosure of which could subject the other party or any of its Subsidiaries to risk of liability. Notwithstanding the foregoing, neither party shall be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the other party or its Subsidiaries without the prior written consent of the other party, which may be granted or withheld in such other party’s sole discretion. Each party agrees that (i) no investigation or information provided pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company, Parent or Merger Sub herein and (ii) it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.7(a) for any purpose unrelated to the consummation of the Transactions.

(b) The Confidentiality Agreement dated as of August 4, 2018 between Parent and the Company (as amended from time to time, the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Confidential Information” as defined under the Confidentiality Agreement.

6.8 Regulatory Approvals; Efforts.

(a) Each of the parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions.

(b) Except for the filings and notifications made pursuant to Antitrust Laws to which Section 6.8(c) and Section 6.8(d), and not this Section 6.8(b), shall apply, promptly following the execution of this Agreement, the parties shall proceed to prepare and file with the appropriate Governmental Entities all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Neither Party nor its Subsidiaries shall agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(c) As promptly as reasonably practicable following the execution of this Agreement, but in no event later than ten (10) Business Days following the date of this Agreement, the parties shall make any filings required under the HSR Act. Each of Parent and the Company shall, and shall cause their respective Subsidiaries to, cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws. Unless otherwise agreed, Parent and the Company shall each use its reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act. Parent and the Company shall each use its reasonable best efforts to respond to and comply with any request for information or documentary material from any Governmental Entity charged with enforcing, applying, administering, or investigating any Antitrust Law, including the Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, any attorney general of any state of the United States, or any other competition authority of any other jurisdiction (“Antitrust Authority”). Each of Parent and the Company shall, and shall cause their respective Subsidiaries to, in connection with the efforts referenced in this Section 6.8, (i) cooperate in all respects with each other in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly notify the other Party of any communication concerning this Agreement or any of the transactions contemplated hereby to that Party from or with any Governmental Entity, or from any other Person alleging that the consent of such person (or another Person) is or may be required in connection with the Transactions, and consider in good faith the views of the other Party and keep the other Party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other Party with any written notices or other communications received by such Party from, or given by such Party to, any Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, except that any materials concerning one Party’s valuation of the other Party may be redacted; and (iii) permit the other Party to review in draft any proposed communication to be submitted by it to any Governmental Entity with reasonable time and opportunity to comment, and consult with each other in advance of any in-person or telephonic meeting or conference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent permitted by the applicable Governmental Entity or Person, not participate in any meeting or discussion with any Governmental Entity relating to any filings or investigations concerning this Agreement or any of the transactions contemplated hereby unless it consults with the other Party and its Representatives in advance and invites the other Party’s Representatives to attend in accordance with applicable Laws. The parties shall take reasonable efforts to preserve the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege with respect to any information shared pursuant to this Section 6.8(c).

(d) Notwithstanding anything herein to the contrary, Parent shall take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Antitrust Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets (each, a “Divestiture Action”) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger, or to ensure that no Antitrust Authority with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the End Date; provided, however, that, notwithstanding any other provisions of this Agreement, none of Parent or any of its Subsidiaries shall be required to take or agree to take any Divestiture Action or other action that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or operations of Parent and its Subsidiaries (including the Company and its Subsidiaries) from and after the Effective Time, taken as a whole (a “Regulatory Material Adverse Effect”). The Company shall not be required to take any Divestiture Action requested by Parent unless such action is only effective after the Effective Time and conditioned upon the consummation of the Transactions.

(e) In the event that any action is threatened or instituted challenging the Merger as violative of any Antitrust Law, Parent shall take such action, including any Divestiture Action, as may be necessary to avoid, resist or resolve such action (provided, that in no event shall this Section 6.8(e) require Parent to make or agree to take any Divestiture Action that would reasonably be expected to have, individually or in the aggregate, a Regulatory Material Adverse Effect). Subject to the terms of this Section 6.8, including the immediately foregoing sentence, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Proceeding that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Parent shall take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date.

(f) Company, Parent and Merger Sub shall not take any action that could reasonably be expected to hinder or delay obtaining the clearance, or the expiration or termination of the applicable waiting period, under the HSR Act.

6.9 Employee Matters.

(a) During the period commencing at the Effective Time and ending on the first anniversary of the Closing Date (the “Continuation Period”), Parent shall, or shall cause the Surviving Corporation or one of its Subsidiaries to, provide each employee of the Company and its Subsidiaries who continues to be employed by Parent or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) immediately following the

Effective Time (collectively, the “Continuing Employees”) with (i) a base salary or base wage rate, as applicable, that is no less favorable than the base salary or base wage rate, as applicable, provided by the Company or its Subsidiaries to such Continuing Employee immediately prior to the Effective Time; (ii) short- and long-term target incentive compensation opportunities that are no less favorable in value, in the aggregate, than the short- and long-term target incentive compensation opportunities provided by the Company or its Subsidiaries to such Continuing Employee immediately prior to the Effective Time; provided that, if the relative allocation of short- and long-term target incentive compensation opportunities as of immediately prior to the Effective Time is adjusted, the fraction of the aggregate target incentive compensation opportunity allocated to short-term incentives shall not be smaller than that applicable to similarly situated employees of Parent and its Subsidiaries; provided, further, in order to address Parent and the Company’s different grant-timing practices, Parent may grant long-term incentive awards at different times of the year than such awards are granted to its employees generally (to prevent Continuing Employees from not receiving full 2019 award opportunities) and may adjust future awards to ensure that there is not a duplication of incentive compensation opportunities with respect to the same performance period (or portion thereof); and (iii) other compensation and employee benefits that are substantially comparable in value, in the aggregate, to those provided by the Company or its Subsidiaries to such Continuing Employee immediately prior to the Effective Time. Without limiting the immediately preceding sentence, Parent shall, or shall cause the Surviving Corporation or one of its Subsidiaries to, provide to each Continuing Employee whose employment terminates during the Continuation Period with severance benefits equal to the greater of (A) the severance benefits for which such Continuing Employee is eligible under the Company’s Change in Control Severance Pay Plan (in accordance with its terms at the Effective Time) and (B) the severance benefits for which similarly situated employees of Parent and its Subsidiaries are eligible, in each case, determined (x) solely for the purpose of clause (A) above, without taking into account any reduction after the Effective Time in compensation paid to such Continuing Employee and (y) taking into account each Continuing Employee’s service with the Company and its Subsidiaries (and any predecessor entities) and, after the Effective Time, Parent and its Subsidiaries. In addition, for as long as there are adequate assets in the trusts underlying the Retiree Welfare Plans to meet the benefit obligations under the Retiree Welfare Plans, Parent shall, or shall cause the Surviving Corporation or one of its Subsidiaries to continue to, maintain the Retiree Welfare Plans for the benefit of the individuals who are receiving benefits thereunder as of immediately prior to the Effective Time, or would be eligible to receive benefits thereunder as of immediately prior to the Effective Time, based on the plan terms and level of benefits as of immediately prior to the Effective Time.

(b) With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall or shall cause the Surviving Corporation or one of its Subsidiaries to: (i) obtain waivers of all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous the Company Benefit Plan, (ii) provide each such employee and his or her eligible dependents with credit for any eligible expenses incurred by such employee or dependent prior to the Effective Time (or, if later, the time that such employee becomes eligible for coverage under a New Plan) under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time (or, if later, the time that such employee becomes eligible for coverage under a New Plan)) in satisfying any applicable deductible, co-payment or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply to the extent it would result in duplication of benefits for the same period of services.

(c) Subject to Section 6.9(d), Parent shall, or shall cause the Surviving Corporation to, assume and honor all Company Benefit Plans in accordance with their terms. Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at the Effective Time.

(d) Nothing in this Agreement shall confer upon any employee, director or consultant of the Company or any of its Affiliates any right to continue in the employ or service of the Surviving Corporation, the Company, or any Affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, the Company, Parent or any Affiliate thereof to discharge or terminate the services of any employee, director or consultant of the Company or any of its Affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of the final sentence of Section 9.6, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including, without limitation, any current or former employee, director or consultant of the Company or any of its Affiliates, any third party beneficiary or other right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.10 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise (which shall be assumed by Parent and the Surviving Corporation), from the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Benefit Plan or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer or employee of the Company or any of its Subsidiaries, a fiduciary under any Company Benefit Plan or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law and in accordance with the procedures (if any) set forth in the Organizational Documents of the Company or any Subsidiary of the Company; provided, that such Covered Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Covered Person is not entitled to indemnification).

(b) Parent and the Surviving Corporation shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation or its Subsidiaries in any manner that would affect (or manage the Surviving Corporation or its Subsidiaries, with the intent to or in a manner that would) adversely the rights thereunder or under the Organizational Documents of the Surviving Corporation or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of its directors, officers or employees existing immediately prior to the Effective Time.

(c) To the fullest extent permitted under applicable Law, Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in this Section 6.10, relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d) Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to, and conditioned upon the occurrence of, the Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six (6) years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance companies with terms and conditions no less favorable than the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that Parent may elect in its sole discretion to, but shall not be required to, spend more than three hundred percent (300%) (the “Cap Amount”) of the last annual premium paid by the Company prior to the date hereof for the six (6) years of coverage under such “tail” policy; provided, further, that if the cost of such insurance exceeds the Cap Amount, and Parent elects not to spend more than the Cap Amount for such purpose, then Parent shall purchase the greatest coverage available for the six year period for the Cap Amount.

(e) In the event that Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent, the Surviving Corporation or such Subsidiary of the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.10. Parent and the Surviving Corporation shall not sell, transfer, distribute or otherwise dispose of any of their assets or the assets of any Subsidiary in a manner that would reasonably be expected to render Parent or the Surviving Corporation unable to satisfy their obligations under this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his or her heirs and representatives. The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable contracts or Law. Parent and the Surviving Corporation shall pay all expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.10.

6.11 Transaction Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages in connection therewith (“Transaction Litigation”), the parties agree to promptly (and in any event within two (2) Business Days) notify the other party of such Transaction Litigation and shall keep the other party reasonably informed with respect to the status thereof and cooperate and use their reasonable best efforts to defend against and respond thereto. Each Party shall give the other Party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation against the first Party and shall consider in good faith the other Party’s advice with respect to such Transaction Litigation. Each Party shall not cease to defend, consent to the entry of any judgment, settle or offer to settle or take any other material action with respect to any Transaction Litigation against it without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

6.12 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the parties. The parties will not, and each of the foregoing will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the parties, except as may be required by Law or by the rules of any stock exchange upon which such party’s or any of its Subsidiaries’ capital stock is traded (in which event such party shall endeavor, on a basis reasonable under the circumstances, to provide an opportunity to the other party to review and comment upon such public announcement or statement in advance and shall give due consideration to all reasonable changes suggested thereto); provided, that each party may issue public announcements or make other public disclosures regarding this Agreement or the Transactions that consist solely of information previously disclosed in press releases or announcements previously approved by either party or made by either party in compliance with this Section 6.12; provided, further, that neither party shall be (a) restricted from making internal communications with its employees which are not made public or (b) required by any provision of this Agreement to consult with or obtain any approval from any other party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal or Parent Competing Proposal, as applicable, and matters related thereto or a Company Change of Recommendation or Parent Change of Recommendation other than as set forth in Section 6.3 or Section 6.4, as applicable.

6.13 Advice of Certain Matters; No Control of Business. Subject to compliance with applicable Law, the Company and Parent, as the case may be, shall confer on a regular basis with each other, report on operational matters and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be. Except with respect to Antitrust Laws as provided in Section 6.8, the Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions. Without limiting in any way any party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the other party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.14 Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required to cause any dispositions or acquisitions of equity securities of the Company (including derivative securities) or acquisitions or dispositions of equity securities of Parent (including derivative securities) in connection with this Agreement by each officer or director who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or any officer or director who will become subject to such reporting requirements with respect to Parent, to be exempt pursuant to Rule 16b-3 under the Exchange Act.

6.15 Listing Application. Parent shall take all action necessary to cause the Parent Common Stock to be issued in the Merger to be approved for listing on the NASDAQ prior to the Effective Time, subject to official notice of issuance.

6.16 Tax Matters. Each of Parent, Merger Sub, and the Company will (and will cause its respective Subsidiaries to) use its reasonable best efforts to cause the Merger to qualify, and will not take or knowingly fail to take (and will cause its Subsidiaries not to take or knowingly fail to take) any action that would, or would reasonably be expected to, prevent or impede the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent, Merger Sub, and the Company will use its reasonably best efforts and will cooperate in good faith with one another to obtain the opinions of counsel referred to in Section 7.2(d) and Section 7.3(d). In connection therewith, (a) Parent shall deliver to Akin Gump Strauss Hauer & Feld LLP (or another nationally recognized tax counsel reasonably acceptable to the parties) (“Parent Tax Counsel”) and Wachtell, Lipton Rosen & Katz (or another nationally recognized tax counsel reasonably acceptable to the parties) (“Company Tax Counsel”) a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinions described in Section 7.2(d) and Section 7.3(d) (the “Parent Tax Certificate”) and (b) the Company shall deliver to Parent Tax Counsel and Company Tax Counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinions described in Section 7.2(d) and Section 7.3(d) (the “Company Tax Certificate”), in each case dated as of the Closing Date (and, if requested, dated as of the date on which the Registration Statement is declared effective by the SEC), and Parent, Merger Sub, and the Company shall each provide such other information as reasonably requested by each of Parent Tax Counsel and Company Tax Counsel for purposes of rendering the opinions described in Section 7.2(d) and Section 7.3(d), as applicable.

6.17 Takeover Laws. None of the parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

6.18 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

6.19 Cooperation. Following the date of this Agreement until the Effective Time, the Company agrees to use commercially reasonable efforts to (i) cooperate with Parent and (ii) comply with all reasonable requests of Parent, including requests for information in accordance with and subject to the terms and conditions of Section 6.7, in connection with any refinancing of any Indebtedness of the Company or Parent or any of their respective Subsidiaries in connection with the Transactions. Notwithstanding the foregoing, nothing contained in this Section 6.19 shall require cooperation with Parent to the extent it would interfere unreasonably with the business and operations of the Company or its Subsidiaries or require the Company or any of its Subsidiaries to become party to any financing agreement of the Parent or its Subsidiaries or incur any fee, in each case prior to the Closing. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company in connection with its obligations pursuant to this Section 6.19. Parent shall indemnify and hold harmless the Company from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with actions taken pursuant to this Section 6.19, in each case other than to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct of, or breach of this Agreement by, the Company or any of its Subsidiaries. Notwithstanding anything to the contrary herein, (i) any breach by the Company of its obligations under this Section 6.19 shall not, in and of itself, constitute a breach for purposes of Section 8.1(c)(B) or give rise to a failure of the condition precedent set forth in Section 7.2(b) to be satisfied and (ii) Parent and Merger Sub each (A) acknowledge and agree that neither the obtaining of financing nor any refinancing of existing Indebtedness by any Person is a condition to the Closing and (B) reaffirm their respective obligations to consummate the Transactions in accordance with the terms of this Agreement irrespective and independently of the availability of any financing or refinancing, subject to the satisfaction or waiver of the conditions set forth in Section 7.1 and Section 7.2.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the parties, in whole or in part, to the extent permitted by applicable Law:

(a) Company Shareholder Approval and Parent Stockholder Approval. The Company Shareholder Approval and the Parent Stockholder Approval shall have been obtained.

(b) HSR Clearance. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c) No Injunctions or Restraints. No Governmental Entity of the United States or any state thereof having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger, and no Law shall have been adopted after the date of this Agreement that makes consummation of the Merger illegal or otherwise prohibited.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e) NASDAQ Listing. The shares of Parent Common Stock issuable to the Company’s shareholders pursuant to this Agreement shall have been authorized for listing on the NASDAQ, upon official notice of issuance.

7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Section 4.2(a) and Section 4.6(a) shall be true and correct (except, with respect to Section 4.2(a) for any de minimis inaccuracies) at and as of the date of this Agreement and at and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties made as of a specified date or period of time need be true and correct only as of such date or period of time), (ii) the representations and warranties of the Company set forth in the first sentence of Section 4.1, Section 4.2(b), Section 4.3(a), Section 4.22 and Section 4.23 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties made of a specified date or period of time need be true and correct only as of such date or period of time) and (iii) all other representations and warranties of the Company set forth in Article IV of this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties made as of a specified date or period of time need be true and correct only as of such date or period of time), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (b) have been satisfied.

(d) Tax Opinion. Parent shall have received a written opinion from Parent Tax Counsel, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.2(d), Parent Tax Counsel shall be entitled to rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information as Parent Tax Counsel reasonably deems relevant.

7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of Parent and Merger Sub. (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.2(a) and Section 5.6(a) shall be true and correct (except, with respect to Section 5.2(a) for any de minimis inaccuracies) at and as of the date of this Agreement and at and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties made as of a specified date or period of time need be true and correct only as of such date or period of time), (ii) the representations and warranties of the Company set forth in the first sentence of Section 5.1, Section 5.2(b), Section 5.3(a), Section 5.22 and Section 5.23 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties made of a specified date or period of time need be true and correct only as of such date or period of time) and (iii) all other representations and warranties of Parent and Merger Sub set forth in Article V of this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties made as of a specified date or period of time need be true and correct only as of such date or period of time), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Parent Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c) Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and (b) have been satisfied.

(d) Tax Opinion. The Company shall have received a written opinion from Company Tax Counsel, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.3(d), Company Tax Counsel shall be entitled to rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information as Company Tax Counsel reasonably deems relevant.

7.4 Frustration of Closing Conditions. None of the parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 7.1, 7.2 or 7.2(d), as the case may be, to be satisfied if such failure was primarily caused by such party’s breach in any material respect of any covenant of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated and the Merger and the other Transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Shareholder Approval or the Parent Stockholder Approval has been obtained:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if any Governmental Entity of the United States or any state thereof having jurisdiction over any party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted after the date of this Agreement any Law that permanently makes consummation of the Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose failure to fulfill any material covenant or agreement under this Agreement has been the primary cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii) if the Merger shall not have been consummated on or before 5:00 p.m. Central time, on March 31, 2019; provided that if on such date the condition to closing set forth in Section 7.1(b) or Section 7.1(c) (if the failure of such condition to be then satisfied is due to an Antitrust Law) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied or waived by all parties entitled to the benefit of such conditions), such date may be extended by Parent or the Company from time to time by written notice to the other party up to a date that is no later than June 30, 2019 (the “End Date Extension”, and such date, as it may be extended by the End Date Extension, the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any party whose failure to fulfill any material covenant or agreement under this Agreement has been the primary cause of or resulted in the failure of the Merger to occur on or before such date;

(iii) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 7.2(a) or (b) or Section 7.3(a) or (b), as applicable, if it was continuing as of the Closing Date and (B) cannot be or has not been cured by the earlier of (i) forty five (45) days after the giving of written notice to the breaching party of such breach and the basis for such notice, and (ii) two (2) Business Days prior to the End Date (a “Terminable Breach”); provided, however, that the terminating party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv) if (A) the Company Shareholder Approval shall not have been obtained upon a vote held at a duly held Company Shareholders Meeting, or at any adjournment or postponement thereof or (B) the Parent Stockholder Approval shall not have been obtained upon a vote held at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof;

(c) by Parent, prior to the time the Company Shareholder Approval is obtained, if the Company Board or any committee thereof shall have effected a Company Change of Recommendation;

(d) by the Company, prior to the time the Company Shareholder Approval is obtained, in accordance with Section 6.3(f)(iii); provided, however, that the Company shall have contemporaneously with such termination tendered payment to Parent of the fee pursuant to Section 8.3(b);

(e) by the Company, prior to the time the Parent Stockholder Approval is obtained, if the Parent Board or any committee thereof shall have effected a Parent Change of Recommendation; or

(f) by Parent, prior to the time the Parent Stockholder Approval is obtained, in accordance with Section 6.4(f)(iii); provided, however, that Parent shall have contemporaneously with such termination tendered payment to the Company of the fee pursuant to Section 8.3(c).

8.2 Notice of Termination; Effect of Termination.

(a) A terminating party shall provide written notice of termination to the other party specifying with particularity the reason for such termination, and any termination shall be effective immediately upon delivery of such written notice to the other party (provided, that the terminating party has complied with the other notice requirements set forth in Section 8.1(b)(iii) or paid the fee required by Section 8.1(d) or Section 8.1(f), as applicable).

(b) In the event of termination of this Agreement by any party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party, except with respect to this Section 8.2, Section 6.7(b), Section 8.3 and Articles I and IX; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any party from liability for any damages (including, in the case of the Company, damages based on the consideration that would have otherwise been payable to the shareholders of the Company, which shall be deemed to be damages of the Company) for a Willful and Material Breach of any covenant, agreement or obligation hereunder or intentional and knowing fraud.

8.3 Expenses and Termination Fees.

(a) Except as otherwise provided in this Agreement, each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.

(b) If (i) Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation) or (ii) the Company terminates this Agreement pursuant to Section 8.1(d) (Company Superior Proposal), then the Company shall pay or cause to be paid to Parent the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent. If the fee shall be payable pursuant to clause (i) of the immediately preceding sentence, the fee shall be paid no later than three (3) Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to clause (ii) of the immediately preceding sentence, the fee shall be paid contemporaneously with such termination of this Agreement.

(c) If (i) the Company terminates this Agreement pursuant to Section 8.1(e) (Parent Change of Recommendation) or (ii) Parent terminates this Agreement pursuant to Section 8.1(f) (Parent Superior Proposal), then Parent shall pay or cause to be paid to the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company. If the fee shall be payable pursuant to clause (i) of the immediately preceding sentence, the fee shall be paid no later than three (3) Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to clause (ii) of the immediately preceding sentence, the fee shall be paid contemporaneously with such termination of this Agreement.

(d) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Shareholder Approval) or (B) Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) and the breach giving rise to such termination was a Willful and Material Breach by the Company of a covenant or other agreement contained in this Agreement (provided, that solely for purposes of this Section 8.3(d), the word “may” in the definition of Willful and Material Breach shall be replaced with the word “would”), (ii) on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or disclosed prior to the Company Shareholders Meeting and (iii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal or consummates any transaction meeting the parameters of a Company Competing Proposal, then the Company shall pay or cause to be paid to Parent the Company Termination Fee (less any amounts previously paid by the Company to Parent in accordance with Section 8.3(f)), in cash by wire transfer of immediately available funds to an account designated by Parent, on the earliest date of when such definitive agreement is executed or such transaction is consummated. For purposes of this Section 8.3(d), any reference in the definition of Company Competing Proposal to “twenty five percent (25%)” shall be deemed to be a reference to “more than eighty percent (80%)”.

(e) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval) or (B) the Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) and the breach giving rise to such termination was a Willful and Material Breach by Parent of a covenant or other agreement contained in this Agreement (provided, that solely for purposes of this Section 8.3(e), the word “may” in the definition of Willful and Material Breach shall be replaced with the word “would”), (ii) on or before the date of any such termination a Parent Competing Proposal shall have been publicly announced or disclosed prior to the Parent Stockholders Meeting and (iii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal or consummates any transaction meeting the parameters of a Parent Competing Proposal, then Parent shall pay or cause to be paid to the Company the Parent Termination Fee (less any amounts previously paid by Parent to the Company in accordance with Section 8.3(g)), in cash by wire transfer of immediately available funds to an account designated by the Company, on the earliest date of when such definitive agreement is executed or such transaction is consummated. For purposes of this Section 8.3(e), any reference in the definition of Parent Competing Proposal to “twenty five percent (25%)” shall be deemed to be a reference to “more than eighty percent (80%)”.

(f) If Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Shareholder Approval), then the Company shall pay or cause to be paid to Parent the amount of the Parent Expenses in cash by wire transfer of immediately available funds to an account designated by Parent within two (2) Business Days of such termination.

(g) If Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval), then Parent shall pay or cause to be paid to the Company the amount of the Company Expenses in cash by wire transfer of immediately available funds to an account designated by the Company within two (2) Business Days of such termination.

(h) In no event shall either party be entitled to receive more than one payment of the Company Termination Fee or the Parent Termination Fee, as applicable, and any payment of the Company Termination Fee or the Parent Termination Fee shall be paid net of (and not in addition to) any payment by the Company or Parent of the Parent Expenses or the Company Expenses, as applicable. In the event that a terminating party has the right to terminate pursuant multiple provisions of Section 8.1, such terminating party may elect which provision pursuant to which it is terminating this Agreement. The parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. If a party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. If, in order to obtain such payment, the other party commences a Proceeding that results in judgment for such party for such amount, the defaulting party shall pay the other party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The parties agree that the monetary remedies set forth in Section 8.1(d) and this Section 8.3 and the specific performance remedies set forth in Section 9.10 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and Merger Sub and any of their respective former, current or future directors, officers, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional and knowing fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Parent shall be liable for damages for such intentional and knowing fraud or Willful and Material Breach), and upon payment of such amount, none of Parent or Merger Sub or any of their respective former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of intentional and knowing fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional and knowing fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such intentional and knowing fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of intentional and knowing fraud or a Willful and Material Breach of any covenant, agreement or obligation.

ARTICLE IX

GENERAL PROVISIONS

9.1 Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A), except as otherwise defined therein.

9.2 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, the agreements of the parties in Articles I (and the provisions that substantively define any related defined terms not substantively defined in Article I), II, III and IX, Section 4.25, Section 5.27, Section 6.7(b), Section 6.9, Section 6.10, Section 6.16 and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, will survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement pursuant to Article VIII and (ii) terminate as of the Effective Time.

9.3 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person, upon delivery; (b) if transmitted by electronic mail (“e-mail”), upon confirmation of receipt of such e-mail; or (c) if transmitted by national overnight courier, upon delivery, in each case as addressed as follows:

(i)	if to Parent or Merger Sub, to:

Diamondback Energy, Inc.

500 West Texas

Suite 1225

Midland, TX 79701

Attention: Travis Stice

E-mail: TStice@DiamondbackEnergy.com

with a required copy to (which copy shall not constitute notice):

Diamondback Energy, Inc.

14301 Caliber Drive

Suite 300

Oklahoma City, OK 73134

Attention: Randall Holder

E-mail: RJHolder@diamondbackenergy.com

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201

Attention: Seth Molay

 P. Matt Zmigrosky

E-mail:     smolay@akingump.com

 mzmigrosky@akingump.com

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Attention: Jeff Kochian

E-mail: jkochian@akingump.com

(ii)	if to the Company, to:

Energen Corporation

605 Richard Arrington Jr. Blvd. North

Birmingham, Alabama 35203

Attention: General Counsel

E- mail: John.Molen@energen.com

with a required copy to (which copy shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Andrew R. Brownstein

 Mark Gordon

E-mail:     ARBrownstein@wlrk.com

 MGordon@wlrk.com

9.4 Rules of Construction.

(a) Each of the parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto, and for purposes of Schedule 6.1 of this Company Disclosure Letter, any item disclosed in response to any subclause of Schedule 6.1 shall be deemed to be disclosed in response to each other subclause of Schedule 6.1 to the extent that the relevance of such item to such subclause is reasonably apparent.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Central time. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity includes any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; (iv) “days” mean calendar days; and (v) when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded (e.g., if an act must be completed within two days of an event, if such event occurs on a Tuesday, then such act must be completed by the end of the day on Thursday) and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

9.5 Counterparts. This Agreement may be executed in two or more counterparts, including via electronic means (such as Docusign, Adobe Sign, photocopy or scan of an original signature, or otherwise), all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.6 Entire Agreement; Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement, the other Transaction Documents and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Except for the provisions of Article III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock, Company RSU Awards and/or Company Performance Share Awards to receive the Merger Consideration), Section 6.10 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and representatives), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, in the event of Parent’s or Merger Sub’s Willful and Material Breach of this Agreement or intentional and knowing fraud, then the Company’s shareholders, acting solely through the Company, shall be beneficiaries of this Agreement and shall be entitled to pursue any and all legally available remedies, including equitable relief, and to seek recovery of all losses, liabilities, damages, costs and expenses of every kind and nature, including reasonable attorneys’ fees; provided, however, that the rights granted pursuant to this sentence shall be enforceable only by the Company, on behalf of the Company shareholders, in the Company’s sole discretion, it being understood and agreed such rights shall attach to such shares of Company Stock and subsequently trade and transfer therewith and, consequently, any damages, settlements, or other amounts recovered or received by the Company with respect to such rights may, in the Company’s sole discretion, be (a) distributed, in whole or in part, by the Company to the holders of shares of Company Common Stock of record as of any date determined by the Company or (b) retained by the Company for the use and benefit of the Company on behalf of its shareholders in any manner the Company deems fit.

9.7 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. NOTWITHSTANDING THE FOREGOING, ALL MATTERS RELATING TO THE FIDUCIARY OBLIGATIONS OF THE COMPANY BOARD AND THE INTERNAL AFFAIRS OF THE COMPANY OR THE COMPANY BOARD (INCLUDING, WITHOUT LIMITATION, THE INTERPRETATION OF THE COMPANY’S CERTIFICATE OF INCORPORATION AND BYLAWS AND THE ABNEC) SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF ALABAMA WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND

AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

9.10 Specific Performance. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Article VIII, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.10, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each party accordingly agrees (a) the non-breaching party will be entitled to injunctive and other equitable relief, without proof of actual damages; (b) the breaching party will not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement and will not plead in defense thereto that there would be an adequate remedy at Law; and (c) the breaching party agrees to waive any requirement that the non-breaching party obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, all in accordance with the terms of this Section 9.10. If prior to the End Date, any party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended by such other time period established by the court presiding over such action.

9.11 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors at any time before or after approval of this Agreement by the shareholders of the Company, but, after any such approval, no amendment shall be made which by law would require the further approval by such shareholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

9.12 Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, by action taken or authorized by their respective Boards of Directors, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

[Signature Pages Follow]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

DIAMONDBACK ENERGY, INC.

By:	/s/ Travis Stice
Name:	Travis Stice
Title:	Chief Executive Officer

SIDEWINDER MERGER SUB INC.

By:	/s/ Tarvis Stice
Name:	Travis Stice
Title:	Chief Executive Officer

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

ENERGEN CORPORATION

By:	/s/ James T. McManus, II
Name:	James T. McManus, II
Title:	Chairman, Chief Executive Officer and President

SIGNATURE PAGE TO

AGREEMENT AND PLAN OF MERGER

ANNEX A

Certain Definitions

“ABNEC” shall have the meaning ascribed to it in Recitals.

“ABNEC Article 13” shall have the meaning ascribed to it in Section 3.4.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Agreement” shall have the meaning ascribed to it in the Preamble.

“Antitrust Authority” shall have the meaning ascribed to it in Section 6.8(c).

“Antitrust Laws” mean any applicable supranational, national, federal, state, county, local or foreign antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act, and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation laws of any jurisdiction other than the United States.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Book-Entry Shares” shall have the meaning ascribed to it in Section 3.3(b)(i).

“Business Day” means a day other than a day on which banks in the State of Texas or the State of Alabama are authorized or obligated to be closed.

“Cancelled Shares” shall have the meaning ascribed to it in Section 3.1(b)(iii).

“Cap Amount” shall have the meaning ascribed to it in Section 6.10(d).

“Certificate of Merger” shall have the meaning ascribed to it in Section 2.2(b).

“Certificates” shall have the meaning ascribed to it in Section 3.3(b)(i).

“Closing” shall have the meaning ascribed to it in Section 2.2(a).

“Closing Date” shall have the meaning ascribed to it in Section 2.2(a).

“Code” shall have the meaning ascribed to it in Recitals.

“Company” shall have the meaning ascribed to it in the Preamble.

“Company Approvals” shall have the meaning ascribed to it in Section 4.4.

“Company Benefit Plans” shall have the meaning ascribed to it in Section 4.10(a).

“Company Board” shall have the meaning ascribed to it in Recitals.

“Company Board Recommendation” shall have the meaning ascribed to it in Section 4.3(a).

“Company Capital Stock” shall have the meaning ascribed to it in Section 4.2(a).

“Company Change of Recommendation” shall have the meaning ascribed to it in Section 6.3(d).

“Company Common Stock” shall have the meaning ascribed to it in Section 3.1(b)(i).

“Company Competing Proposal” means any contract, proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of its Subsidiaries) involving: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of the Subsidiaries of the Company) that account for twenty five percent (25%) (based on the fair market value) or more of the consolidated assets of the Company and its Subsidiaries (including capital stock of the Subsidiaries of the Company), taken as a whole, or from which 25% or more of the consolidated revenues or earnings of the Company and its Subsidiaries are derived, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of twenty five percent (25%) or more of the voting power of the Company or any tender or exchange offer that if consummated would result in any Person or group beneficially owning twenty five percent (25%) or more of the voting power of the Company, (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit any Person or group to acquire beneficial ownership of at least twenty five percent (25%) of the Company’s and its Subsidiaries’ assets or equity interests.

“Company Contracts” shall have the meaning ascribed to it in Section 4.19(b).

“Company Credit Agreement” means that certain Credit Agreement dated September 2, 2014, by and between Energen Corporation, as Borrower, Wells Fargo Bank, National Association, as Administrative Agent, as amended by Amendments 1-8 thereto dated October 20, 2014, April 16, 2015, October 20, 2015, April 13, 2016, October 25, 2016, April 21, 2017, November 9, 2017 and April 30, 2018, respectively, and the Commitment Letter Increase dated November 17, 2014.

“Company Disclosure Letter” shall have the meaning ascribed to it in Article IV.

“Company Equity Awards” shall have the meaning ascribed to it in Section 3.2(e).

“Company Equity Plans” means the Energen Corporation Stock Incentive Plan, the Energen Corporation Directors Stock Plan, the Energen Corporation Stock Appreciation Rights Plan and the Energen Corporation 1997 Deferred Compensation Plan.

“Company Expenses” means the amount of the Company’s actual costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions, not to exceed $40,000,000.

“Company Independent Petroleum Engineers” shall have the meaning ascribed to it in Section 4.17(a).

“Company Intellectual Property” shall have the meaning ascribed to it in Section 4.14.

“Company IT Systems” means the software, hardware, computer systems, telecommunications equipment and systems, and Internet and intranet sites that are used or relied on by Company and its Subsidiaries in the conduct of their business.

“Company Intervening Event” means any material Effect that occurs or arises after the date of this Agreement that was not known or reasonably foreseeable to the Company Board as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible Company Competing Proposal, (ii) any Effect relating to Parent or any of its Subsidiaries that does not amount to a Parent Material Adverse Effect, (iii) any change, in and of itself, in the price or trading volume of shares of Company Common Stock or Parent Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Intervening Event, to the extent otherwise permitted by this definition), (iv) the fact that the Company or Parent or any of their respective Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Intervening Event, to the extent otherwise permitted by this definition) or (v) conditions (or changes in such conditions) in the oil and gas exploration and production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry), constitute a Company Intervening Event.

“Company Material Adverse Effect” shall have the meaning ascribed to it in Section 4.1.

“Company Material Leased Real Property” shall have the meaning ascribed to it in Section 4.15.

“Company Material Real Property Lease” shall have the meaning ascribed to it in Section 4.15.

“Company Oil and Gas Leases” shall have the meaning ascribed to it in Section 4.17(c).

“Company Oil and Gas Properties” shall have the meaning ascribed to it in Section 4.17(a).

“Company Option” shall have the meaning ascribed to it in Section 3.2(a).

“Company Owned Real Property” shall have the meaning ascribed to it in Section 4.15.

“Company Permits” shall have the meaning ascribed to it in Section 4.9.

“Company Preferred Stock” shall have the meaning ascribed to it in Section 4.2(a).

“Company Performance Share Award” shall have the meaning ascribed to it in Section 3.2(d).

“Company Qualified Plans” shall have the meaning ascribed to it in Section 4.10(d).

“Company Reserve Report” shall have the meaning ascribed to it in Section 4.17(a).

“Company RSU Award” shall have the meaning ascribed to it in Section 3.2(c).

“Company SAR” shall have the meaning ascribed to it in Section 3.2(b).

“Company SEC Documents” shall have the meaning ascribed to it in Section 4.5(a).

“Company Shareholder Approval” means the approval of this Agreement by the shareholders of the Company in accordance with the ABNEC and the Organizational Documents of the Company.

“Company Shareholders Meeting” shall have the meaning ascribed to it in Section 4.4.

“Company Superior Proposal” means any bona fide, written Company Competing Proposal (with references to twenty five percent (25%) being deemed to be replaced with references to eighty percent (80%)) by a third party, that in the good faith determination of the Company Board or any committee thereof, after consultation with the Company’s financial advisors and outside legal counsel and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable to the Company’s shareholders than the Transactions.

“Company Tax Certificate” shall have the meaning ascribed to it in Section 6.16.

“Company Tax Counsel” shall have the meaning ascribed to it in Section 6.16.

“Company Termination Fee” means a cash amount equal to $250,000,000.

“Confidentiality Agreement” shall have the meaning ascribed to it in Section 6.7(a).

“Consent” means any approval, consent, ratification, permission, waiver, or authorization.

“Continuation Period” shall have the meaning ascribed to it in Section 6.9(a).

“Continuing Employees” shall have the meaning ascribed to it in Section 6.9(a).

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Group Liability” shall have the meaning ascribed to it in Section 4.10(e).

“Creditors’ Rights” shall have the meaning ascribed to it in Section 4.3(a).

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call, or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Dissenting Shares” shall have the meaning ascribed to it in Section 3.4.

“Divestiture Action” shall have the meaning ascribed to it in Section 6.8(d).

“Effective Time” shall have the meaning ascribed to it in Section 2.2(b).

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“End Date” shall have the meaning ascribed to it in Section 8.1(b)(ii).

“End Date Extension” shall have the meaning ascribed to it in Section 8.1(b)(ii).

“Environmental Laws” means any and all Laws pertaining to exposure to Hazardous Substances or contamination in the environment, or protection of the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), conservation of natural resources (including threatened or endangered species) or natural resource damages in effect as of the date hereof and applicable to a specified Person and its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning ascribed to it in Section 3.3(a).

“Exchange Fund” shall have the meaning ascribed to it in Section 3.3(a).

“Exchange Ratio” shall have the meaning ascribed to it in Section 3.1(b)(i).

“GAAP” shall have the meaning ascribed to it in Section 4.5(b).

“Governmental Entity” means any court, governmental, arbitral, regulatory or administrative agency or commission, department, board, bureau or other governmental authority or instrumentality, domestic or foreign.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Substance” means and includes each substance or material defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, solid waste, pollutant, contaminant or toxic substance under any Environmental Law, and any petroleum or petroleum products that have been Released into the environment.

“HSR Act” shall have the meaning ascribed to it in Section 4.4.

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) obligations of such Person in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Indemnified Liabilities” shall have the meaning ascribed to it in Section 6.10(a).

“Indemnified Persons” shall have the meaning ascribed to it in Section 6.10(a).

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights.

“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Joint Proxy Statement” shall have the meaning ascribed to it in Section 4.4.

“Letter of Transmittal” shall have the meaning ascribed to it in Section 3.3(b)(i).

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Material Adverse Effect” means, when used with respect to any Person, any fact, occurrence, effect, change, event or development (“Effect”) that (a) is materially adverse to the business, operations or the financial condition of such Person and its Subsidiaries, taken as a whole, or (b) prevents the consummation of the Transactions prior to the End Date by such Person; provided, however, that solely in the case of clause (a) above, no Effect (by itself or when aggregated or taken together with any and all other Effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect,” or taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur: (i) general economic conditions (or changes in such conditions) or conditions in the global economy generally; (ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities generally on any securities exchange or over-the-counter market; (iii) conditions (or changes in such conditions) in the oil and gas exploration and production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry); (iv) political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism); (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions; (vi) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby (other than with respect to the representations and warranties set forth in Section 4.3(b) and Section 5.3(b), as applicable, to the extent such representations and warranties are intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions); (vii) any actions taken or failure to take action, in each case, to which Parent or the Company, as applicable, has requested; (viii) compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement; (ix) the failure to take any action prohibited by this Agreement; (x) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; (xi) any changes in such Person’s stock price or the trading volume of such Person’s stock or any change in the ratings or ratings outlook for such Person or any of its Subsidiaries; (xii) any failure by such Person to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures, to the extent not otherwise excluded by this proviso, may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (xiii) any Proceedings made or brought or other actions taken by any of the current or former stockholders or shareholders (as applicable) of such Person (on their own behalf or on behalf of such Person) against the Company, Parent, Merger Sub or any of their directors or officers, arising out of the Merger or in connection with any other transactions contemplated by this Agreement; and (xiv) Effects, including impacts on relationships with customers, suppliers, employees, labor organizations or Governmental Entities, in each case, attributable solely to the identity of Parent or its Affiliates; except, in the cases of foregoing clauses (i) through (v), to the extent such Effects disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to similarly situated participants operating in the oil and gas exploration, development or production industry (in which case, such adverse effects (if any) may be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent of any such disproportionality).

“Material Company Insurance Policies” shall have the meaning ascribed to it in Section 4.21.

“Material Parent Insurance Policies” shall have the meaning ascribed to it in Section 5.21.

“Merger” shall have the meaning ascribed to it in Section 2.1.

“Merger Consideration” shall have the meaning ascribed to it in Section 3.1(b)(i).

“Merger Sub” shall have the meaning ascribed to it in the Preamble.

“Merger Sub Board” shall have the meaning ascribed to it in Recitals.

“Multiemployer Plan” shall have the meaning ascribed to it in Section 4.10(f).

“Multiple Employer Plan” shall have the meaning ascribed to it in Section 4.10(f).

“NASDAQ” means the NASDAQ Stock Market.

“New Plans” shall have the meaning ascribed to it in Section 6.9(b).

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which a Person leases, subleases or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons or any other real property, in each case which is material to the operation of such Person’s business.

“Oil and Gas Properties” means all interests in and rights with respect to (a) material oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (b) all Wells located on or producing from such leases and properties.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other party” means (a) when used with respect to the Company, Parent and Merger Sub and (b) when used with respect to Parent or Merger Sub, the Company.

“Parent” shall have the meaning ascribed to it in the Preamble.

“Parent Approvals” shall have the meaning ascribed to it in Section 5.4.

“Parent Benefit Plans” shall have the meaning ascribed to it in Section 5.10(a).

“Parent Board” shall have the meaning ascribed to it in Recitals.

“Parent Board Recommendation” shall have the meaning ascribed to it in Section 5.3(a).

“Parent Change of Recommendation” shall have the meaning ascribed to it in Section 6.4(d).

“Parent Common Stock” shall have the meaning ascribed to it in Recitals.

“Parent Competing Proposal” means any contract, proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions involving: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of the Subsidiaries of Parent) that account for twenty five percent (25%) (based on the fair market value) or more of the consolidated assets of Parent and its Subsidiaries (including capital stock of the Subsidiaries of Parent), taken as a whole, or from which 25% or more of the consolidated revenues or earnings of Parent and its Subsidiaries are derived, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of twenty five percent (25%) or more of the voting power of Parent or any tender or exchange offer that if consummated would result in any Person or group beneficially owning twenty five percent (25%) or more of the voting power of Parent or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent which is structured to permit any Person or group to, directly or indirectly, acquire beneficial ownership of at least twenty five percent (25%) of Parent’s and its Subsidiaries’ assets or equity interests.

“Parent Contracts” shall have the meaning ascribed to it in Section 5.19.

“Parent Disclosure Letter” shall have the meaning ascribed to it in Article V.

“Parent Equity Plan” means the Diamondback Energy, Inc. 2016 Amended and Restated Equity Incentive Plan.

“Parent Expenses” means the amount of Parent’s actual costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions, not to exceed $25,000,000.

“Parent Independent Petroleum Engineers” shall have the meaning ascribed to it in Section 5.17(a).

“Parent Intellectual Property” shall have the meaning ascribed to it in Section 5.14(b).

“Parent Intervening Event” means any material Effect that occurs or arises after the date of this Agreement that was not known or reasonably foreseeable to the Parent Board as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Parent Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible Parent Competing Proposal, (ii) any Effect relating to the Company or any of its Subsidiaries that does not amount to a Company Material Adverse Effect, (iii) any change, in and of itself, in the price or trading volume of shares of Parent Common Stock or Company Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Parent Intervening Event, to the extent otherwise permitted by this definition), (iv) the fact that Parent or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Parent Intervening Event, to the extent otherwise permitted by this definition) or (v) conditions (or changes in such conditions) in the oil and gas exploration and production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry), constitute a Parent Intervening Event.

“Parent IT Systems” means the software, hardware, computer systems, telecommunications equipment and systems, and Internet and intranet sites that are used or relied on by Parent and its Subsidiaries in the conduct of their business.

“Parent Material Adverse Effect” shall have the meaning ascribed to it in Section 5.1.

“Parent Material Leased Real Property” shall have the meaning ascribed to it in Section 5.15.

“Parent Material Real Property Lease” shall have the meaning ascribed to it in Section 5.15.

“Parent Oil and Gas Leases” shall have the meaning ascribed to it in Section 5.17(c).

“Parent Oil and Gas Properties” shall have the meaning ascribed to it in Section 5.17(a).

“Parent Option” shall have the meaning ascribed to it in Section 3.2(a).

“Parent Owned Real Property” shall have the meaning ascribed to it in Section 5.15.

“Parent Performance Share Award” shall have the meaning ascribed to it in Section 3.2(d).

“Parent Permits” shall have the meaning ascribed to it in Section 5.9.

“Parent Preferred Stock” shall have the meaning ascribed to it in Section 5.2(a).

“Parent Qualified Plans” shall have the meaning ascribed to it in Section 5.10(d).

“Parent Reserve Report” shall have the meaning ascribed to it in Section 5.17(a).

“Parent RSU Award” shall have the meaning ascribed to it in Section 3.2(c).

“Parent SAR” shall have the meaning ascribed to it in Section 3.2(b).

“Parent SEC Documents” shall have the meaning ascribed to it in Section 5.5(a).

“Parent Stock Issuance” shall have the meaning ascribed to it in Recitals.

“Parent Stockholder Approval” means the approval of the Parent Stock Issuance by the affirmative vote of the holders of a majority of the votes cast at the Parent Stockholders Meeting in accordance with the rules and regulations of the NASDAQ and the Organizational Documents of Parent.

“Parent Stockholders Meeting” means a meeting of the stockholders of Parent to consider the approval of the Parent Stock Issuance, including any postponement, adjournment or recess thereof.

“Parent Superior Proposal” means any bona fide, written Parent Competing Proposal (with references to twenty five percent (25%) being deemed to be replaced with references to eighty percent (80%)) by a third party, that in the good faith determination of the Parent Board or any committee thereof, after consultation with Parent’s financial advisor and outside legal counsel and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or group making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable to Parent’s stockholders than the Transactions.

“Parent Tax Certificate” shall have the meaning ascribed to it in Section 6.16.

“Parent Tax Counsel” shall have the meaning ascribed to it in Section 6.16.

“Parent Termination Fee” means a cash amount equal to $400,000,000.

“party” or “parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a) to the extent not applicable to the transactions contemplated hereby or thereby or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, shareholders agreements, organic documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves in accordance with GAAP have been established by the party responsible for payment thereof;

(c) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Report or Parent Reserve Report, as applicable;

(d) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business; provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have a Material Adverse Effect on the value, use or operation of the property encumbered thereby;

(e) such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries) or Parent (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries), as applicable, may have expressly waived in writing;

(f) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(g) any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with the Closing);

(h) Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(i) Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests, that would not reduce the net revenue interest share of the Company or Parent, as applicable, or such party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease, or increase the working interest of the Company or Parent, as applicable, or of such party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease and, in each case, that have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable; or

(j) with respect to the Company and its Subsidiaries, Encumbrances arising under the Company Credit Agreement.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information ” means such term or like terms set forth in any privacy Law that describes, covers or defines data that identifies or can be used to identify individuals either alone or in combination with other information which is in the possession of, or is likely to come into the possession of a Party, including a combination of an individual’s name, address or phone number with any such individual’s username and password, social security number or other government-issued number, financial account number, date of birth, email address or other personally identifiable information.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), cause of action, action, audit, demand, litigation, suit, proceeding, investigation, grievance, notice of violation, citation, summons, subpoena, inquiry, hearing, complaint, petition, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, audit, demand, litigation, suit, proceeding, investigation grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

“Rattler” means Rattler Midstream Partners LP, a Delaware limited partnership.

“Rattler GP” means Rattler Midstream Partners GP LLC, a Delaware limited liability company.

“Rattler IPO” means the initial public offering of units representing limited partnership interests in Rattler.

“Registration Statement” shall have the meaning ascribed to it in Section 4.8.

“Regulatory Material Adverse Effect” shall have the meaning ascribed to it in Section 6.8(d).

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Rights-of-Way” shall have the meaning ascribed to it in Section 4.16.

“Sarbanes-Oxley Act” shall have the meaning ascribed to it in Section 4.5(a).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least fifty (50%) of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Surviving Corporation” shall have the meaning ascribed to it in Section 2.1.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxes” means any and all taxes, duties, levies or other similar governmental assessments of any kind, including, but not limited to, income, estimated, business, occupation, corporate, gross receipts, transfer, stamp, employment, occupancy, license, severance, capital, impact fee, production, ad valorem, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, imposed by any Governmental Entity, including interest, penalties and additions to tax imposed with respect thereto.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.

“Terminable Breach” shall have the meaning ascribed to it in Section 8.1(b)(iii).

“Transaction Litigation” shall have the meaning ascribed to it in Section 6.11.

“Transactions” means the Merger and the other transactions (including the Parent Stock Issuance) contemplated by this Agreement.

“Viper” means Viper Energy Partners LP, a Delaware limited partnership.

“Viper Common Units” shall have the meaning ascribed to it in Section 5.2(c).

“Viper Class B Common Units” shall have the meaning ascribed to it in Section 5.2(c).

“Viper GP” means Viper Energy Partners GP LLC, a Delaware limited liability company.

“Viper General Partner Interest” shall have the meaning ascribed to it in Section 5.2(c).

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote) on any matters on which shareholders or stockholders (as applicable) of such Person may vote.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” means a material breach that is a consequence of an act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) may constitute a breach of this Agreement